Exhibit 2.1

EXECUTION COPY

STOCK AND ASSET PURCHASE AGREEMENT

by and between

GDX Holdings LLC

and

GenCorp Inc.

Dated as of July 16, 2004

TABLE OF CONTENTS

ARTICLE I DEFINITIONS

ARTICLE II PURCHASE AND SALE OF STOCK AND ASSETS AND ASSUMPTION OF ASSUMED LIABILITIES

2.1	Purchased Equity.

2.2	Acquired Assets.

2.3	Excluded Assets.

2.4	Assumed Liabilities.

2.5	Excluded Liabilities.

2.6	Insurance Proceeds.

ARTICLE III PURCHASE PRICE

3.1	Determination of Purchase Price.

ARTICLE IV CLOSING

4.1	Closing.

4.2	Closing Deliveries.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SELLER

5.1	Organization, Qualification and Power.

5.2	Authority.

5.3	Consents and Approvals; No Violation.

5.4	Title to Equity Interests.

5.5	Title to Acquired Assets.

5.6	Leased Real Property.

5.7	Owned Real Property.

5.8	Inventory.

5.9	Sufficiency of Acquired Assets.

5.10	Validity of Contracts.

5.11	Intellectual Property.

5.12	Taxes.

5.13	Employee and Labor Relations.

5.14	Compliance with Laws.

5.15	Litigation.

5.16	Product Liability.

5.17	Environmental Matters.

5.18	Insurance.

5.19	Suppliers and Customers.

5.20	Financial Statements; Undisclosed Liabilities.

5.21	Intercompany Contracts.

5.22	Absence of Certain Changes.

5.23	Brokers’ Fees.

5.24	Employee Benefits.

5.25	Reserved.

5.26	Permits.

5.27	Accounts Receivable.

5.28	Tooling Expenditures.

ARTICLE VI EMPLOYEE MATTERS

6.1	Employee Benefit Plans Assets and Liabilities.

6.2	Employee Benefit Matters.

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF PURCHASER

7.1	Organization of Purchaser.

7.2	Authority Relative to this Agreement.

7.3	Consents and Approvals; No Violation.

7.4	Investment Intention.

7.5	Adequate Resources.

7.6	Limitation on Representations and Warranties.

7.7	Brokers’ Fees.

7.8	Information.

ARTICLE VIII ADDITIONAL COVENANTS AND AGREEMENTS

8.1	Confidentiality.

8.2	Conduct of Automotive Business.

8.3	Consents.

8.4	Filings with Governmental Authorities.

8.5	Insurance.

8.6	Non-Competition Agreement.

8.7	Waiver of Bulk Sales Requirement.

8.8	Access to Information.

8.9	Publicity.

8.10	Further Assurances.

8.11	Transfer Taxes.

8.12	Tax Sharing Agreements.

8.13	Grefrath.

8.14	Capital Expenditures.

8.15	Tooling.

8.16	Financial Statements.

8.17	Czech Lease.

8.18	Inter-Company Accounts.

8.19	Determination of Purchase Price Allocations.

ARTICLE IX POST CLOSING COVENANTS

9.1	Access to Books and Records.

9.2	Cooperation on Tax Matters; Tax Reporting Consistent.

9.3	No Further Investigation.

9.4	Name Changes.

9.5	Snappon.

9.6	Guarantees for Benefit of Automotive Business.

9.7	Notification.

ARTICLE X CLOSING CONDITIONS

10.1	General Closing Conditions.

10.2	Conditions to the Obligations of Seller.

10.3	Conditions to the Obligations of Purchaser.

ARTICLE XI TERMINATION

11.1	Termination by Mutual Consent.

11.2	Termination by any of Seller or Purchaser.

11.3	Effect of Termination.

ARTICLE XII INDEMNIFICATION; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

12.1	Indemnity Obligations of Seller.

12.2	Indemnity Obligations of Purchaser.

12.3	Notification of Claims.

12.4	Survival.

12.5	Limitations.

ARTICLE XIII MISCELLANEOUS

13.1	Notices.

v

13.2	GOVERNING LAW.

13.3	Jurisdiction.

13.4	WAIVER OF JURY TRIAL.

13.5	Expenses of the Parties.

13.6	Section Headings.

13.7	Amendments and Assignment.

13.8	Entire Agreement; Beneficiaries.

13.9	Currency.

13.10	Counterparts.

13.11	Severability.

13.12	Exclusivity.

13.13	Schedules.

13.14	Seller Acknowledgement

STOCK AND ASSET PURCHASE AGREEMENT

THIS STOCK AND ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 16th day of July, 2004, by and between GenCorp Inc., an Ohio corporation (“GenCorp” or “Seller”), and GDX Holdings LLC, a Delaware limited liability company (“Purchaser”).  Seller and Purchaser are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, Seller is a multinational diversified manufacturing and engineering company with operations in four business segments;

WHEREAS, Seller and certain of its Subsidiaries are engaged in the Automotive Business; and

WHEREAS, on the terms and subject to the conditions set forth herein, Seller and certain of its Subsidiaries desire to sell to Purchaser, and Purchaser desires to purchase from Seller, the Automotive Business through the sale, assignment, transfer and delivery to Purchaser or such Subsidiaries or affiliates of Purchaser as Purchaser may hereinafter designate of (a) all of the issued and outstanding Equity Interests of the Subsidiaries of Seller listed on Exhibit A-I under the names of their respective Equity Sellers (the “Purchased Companies” and, together with their respective Subsidiaries listed on Exhibit A-II, the “Acquired Subsidiaries”) and (b) certain assets of Seller and its Subsidiaries listed on Exhibit B (Seller and such Subsidiaries, the “Seller Group”), subject to the assumption by Purchaser or its Subsidiaries and affiliates of certain liabilities (the “Transaction”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

“Accountant” shall have the meaning set forth in Section 3.1(j).

“Acquired Assets” shall have the meaning set forth in Section 2.2.

“Acquired Subsidiaries” shall have the meaning set forth in the recitals.

“Adjustment Statement” shall have the meaning set forth in Section 3.1(e).

“Affiliated Group” shall have the meaning set forth in Section 5.12(a).

“Agreement” shall have the meaning set forth in the preamble.

“Allocation Schedule” shall have the meaning set forth in Section 3.1(j).

“Assumed Environmental Liabilities” shall mean any Environmental Liabilities attributable to the post-Closing operation of the Automotive Business or activities conducted on the Owned Real Property or Leased Real Property post-Closing.

“Assumed Indebtedness” shall have the meaning set forth in Section 3.1(d).

“Assumed Liabilities” shall have the meaning set forth in Section 2.4.

“Auto Intellectual Property” shall mean the Intellectual Property used or held for use by any Seller Party (i) in connection with the Automotive Business, or (ii) that is otherwise directed to the conduct of the Automotive Business by any Seller Party as currently conducted or as specifically contemplated to be conducted pursuant to a Seller Party’s current, active business initiatives.

“Automotive Business” shall mean the business of manufacturing, selling, and development and design activities related to, automobile and other wheeled vehicle components, including without limitation, sealing systems, glass encapsulation products, modular systems, and anti-vibration components, except that such term shall not include the activities listed on Schedule 1.1 or the assets, liabilities or operations of the Excluded Subsidiaries.

“Automotive Contracts” shall have the meaning set forth in Section 5.10(a).

“Basket” shall have the meaning set forth in Section 12.5(a).

“Batesville Facility” shall mean the manufacturing facility of Seller located in Batesville, Arkansas.

“Closing” shall mean the closing of the Transaction.

“Closing Working Capital” shall have the meaning set forth in Section 3.1(e).

“Closing Balance Sheet” shall have the meaning set forth in Section 3.1(e).

“Closing Date” shall mean the date on which the Closing shall occur.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” shall have the meaning set forth in Section 6.2(g).

“Competitive Operations” shall have the meaning set forth in Section 8.6(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 8.1.

“Contract” shall mean any contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment, joint venture or other arrangement, commitment or agreement that is binding on any Person or any part of its property under applicable law, whether oral or written, including without limitation rights under all manufacturer and/or supplier warranties.

“Designated Affiliates” shall mean subsidiaries or affiliates of Purchaser designated pursuant to Section 13.7(b).

“Determination” shall have the meaning set forth in Section 6.2(k).

“Dispute Notice” shall have the meaning set forth in Section 6.2(k).

“EC Merger Regulation” shall mean Council Regulation No. 4064/89 of the European Community, as amended.

“Employee Benefit Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA and any other employee benefit plan, program or arrangement of any kind, including but not limited to, any bonus, deferred compensation, profit-sharing, pension, severance, stay-bonus or stock option plan or agreement, (i) that is currently maintained, sponsored, contributed to, or required to be contributed to by Seller or any of its Subsidiaries with respect to any employees or former employees of the Automotive Business, (ii) that is currently maintained, sponsored, or contributed to by any ERISA Affiliate on behalf of any such employees, or (iii) with respect to which the Automotive Business currently has any Liability.

“Employee Pension Benefit Plan” shall mean an Employee Benefit Plan that is a “pension plan,” as defined in Section 3(2) of ERISA.

“Environmental Claim(s)” shall mean any complaint, summons, citation, notice, demand, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication by or from any Governmental Authority, or any third party relating to actual or alleged (i) violations of Environmental Laws or Releases or threatened Releases of Hazardous Materials from or at any assets, properties or businesses, presently or formerly owned by Seller or any of its affiliates or any predecessor in interest, or from or at any facilities which received Hazardous Materials used, handled, generated, transported or disposed by Seller or any of its affiliates or any predecessor in interest, or (ii) personal injury (including wrongful death), property damage (real or personal), or products liability, arising out of exposure to Hazardous Materials used, handled, generated, transported or disposed by Seller or such affiliate.

“Environmental Law(s)” shall mean the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C. 655 et seq., and any other federal, state, provincial, local or municipal laws, statutes, codes, regulations, rules, decrees or ordinances or consent decrees or individual Order relating to or imposing liability or establishing standards of conduct for protection of health and the environment.  Environmental Law includes Foreign Environmental Law(s).

“Environmental Liabilities” shall mean any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any Environmental Claim.

“Equity Interests” shall mean capital stock, membership interests, partnership interests, contract rights, ownership interests, interests having by their terms the obligation to make capital contributions or the right to receive any distributions (whether of profits, in liquidation, or otherwise) and interests having by their terms the power to elect one or more members to a board of directors or other group performing policy making and control functions analogous to those performed by a board of directors.

“Equity Sellers” shall mean GenCorp and each other company identified by a roman numeral on Exhibit A-1.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes Seller, within the meaning of Code Section 414(b), (c), (m), or (o) or ERISA Section 4001(a)(14).

“Estimated Closing Working Capital” shall have the meaning set forth in Section 3.1(d).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall have the meaning set forth in Section 2.3.

“Excluded Intellectual Property” shall have the meaning given to such term in Section 2.3(iv) hereof.

“Excluded Liabilities” shall have the meaning set forth in Section 2.5.

“Excluded Subsidiaries” shall have the meaning set forth in Section 2.3(v).

“Excluded Trademarks” shall mean all Trademarks that are used in, but not primarily in, the Automotive Business.

“Final Allocation” shall have the meaning set forth in Section 8.19.

“Financial Statements” shall mean the financial statements referred to in Sections 5.20(a) and (b).

“Foreign Environmental Law” shall mean laws, statutes, regulations, directives, codes, rules, decrees or ordinances other than those of the United States or any political subdivision thereof relating to the protection of health and the environment including but not limited to laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the treatment, storage or disposal of any pollutant, contaminant or hazardous or toxic substance, material or waste or any legally binding regulation, code, order, decree, or judgment issued, entered, promulgated or approved thereunder.

“GAAP” shall mean U.S. generally accepted accounting principles.

“GenCorp” shall have the meaning set forth in the preamble.

“GDX Plan” shall have the meaning set forth in Section 6.2 (k).

“Governmental Authority” shall mean any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Materials” shall include, without regard to amount and/or concentration (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any waste exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials and manufactured products containing Hazardous Materials including asbestos, provided that Hazardous Materials shall not include (i) asbestos-containing materials except for asbestos-containing materials that are known by a Seller Party to be damaged and friable at the time of Closing, (ii) radon gas or (iii) naturally occurring substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean indebtedness for borrowed money of any of the Acquired Subsidiaries (which, for purposes of each of the Beijing Wanyuan GDX Automotive Sealing Products Company Limited and GDX-Fuyao (Changchun) Glass Systems Co., Ltd. shall include only the Indebtedness of such Acquired Subsidiary that is attributable to Seller’s direct or indirect, as appropriate, percentage interest in such Acquired Subsidiary), including any capitalized leases, but excluding any indebtedness for borrowed money solely by and between or among any of the Acquired Subsidiaries.

“Indemnified Party” shall have the meaning set forth in Section 12.3.

“Intellectual Property” shall mean all domestic and foreign intellectual property under any Law, treaty, compact and the like, whether Registered or not, including, without limitation, (i) inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements, whether or not patentable; (ii) patents and applications therefor and all divisionals, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions, continuations and continuations in-part thereof (collectively, “Patents”); (iii) trademarks, trade dress, service marks, service names, trade names, brand names, logo, business symbols, or other source indicators whether Registered or not, and applications to register the foregoing, including all extensions and renewals thereof and all goodwill associated therewith and all common law rights, relating thereto (collectively, “Trademarks”); (iv) copyrights and works of authorship in any media, whether published or not, and whether copyrightable or not, copyrightable elements of functional or utilitarian objects, and all other author’s rights including “moral rights,” whether Registered or not, and applications to register the same, and all renewals, revisions, restorations or extensions thereof; (v) technical, scientific, and other know-how, trade secrets, confidential or proprietary information, data, methods, processes, practices, formulas and techniques, computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials, whether in interpretive code, source code, object code or human readable form; (vi) internet domain names; (vii) rights of publicity and privacy, “name and likeness” rights and other similar rights; (viii) all proceeds of any of the foregoing that arise after the Closing Date or that are due and owing (but unpaid) as of the Closing Date, including all license royalties and proceeds of infringement suits; and (ix) all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any of the foregoing and all rights arising therefrom and pertaining thereto.

“Intellectual Property Contracts” shall mean all agreements concerning the Auto Intellectual Property, including without limitation agreements granting the Seller Parties rights to use the Licensed Auto Intellectual Property, agreements granting rights to use Owned Auto Intellectual Property, confidentiality agreements, Trademark coexistence agreements, Trademark consent agreements, nonassertion agreements and any agreement related to IT Systems.

“Intercompany Accounts” shall mean intercompany payables, receivables, accounts, indebtedness and other liabilities between any Acquired Subsidiary on one hand and the Seller or its affiliates (other than another Acquired Subsidiary) on the other hand.

“Inventory” shall have the meaning set forth in Section 2.2(iii).

“IT Systems” shall mean all computer hardware, equipment and peripherals, all computer software and related documentation, and all data, that is used in or held for use in the Automotive Business, including, without limitation, all such systems used for enterprise resource planning (including sales, inventory and supply chain management), accounting, and payroll and human resources.

“Knowledge of Seller” or “Seller’s Knowledge” shall mean the actual knowledge of those individuals set forth on Exhibit C hereto after reasonable inquiry.

“Law” shall mean any federal, state, local or foreign law (including common law), regulation, Order, constitution, treaty, compact, directive, code, ordinance, permit, authorization, variance, rule, statute, judicial decision, government agreements or other requirement.

“Lease” shall mean all real property leases, subleases, leaseholds and other interests in leased real property used in the Automotive Business, together with the right, title and interest of the lessee in and to all buildings, improvements, structures, facilities, fixtures and all other appurtenances thereto.

“Leased Real Property” shall have the meaning set forth in Section 5.6(a).

“Liability” shall mean any debt, claim, liability, obligation, damages or expense (whether known or unknown, vested or unvested, asserted or unasserted, accrued or unaccrued, assessed or unassessed, liquidated or unliquidated, and due or to become due).

“Licensed Auto Intellectual Property” shall mean the Auto Intellectual Property owned by Persons other than a Seller Party.

“Liens” shall collectively mean all claims, security interests, mortgages, pledges, liens and other encumbrances of every nature whatsoever.

“Material Adverse Effect” shall mean (i) any change in or effect on the Automotive Business that is materially adverse to the assets, business, financial condition or results of operations of the Automotive Business taken as a whole; provided, however, that Material Adverse Effect shall not include any change resulting from general economic conditions or other conditions affecting the industry in which the Automotive Business operates or (ii) the occurrence of any event set forth on Schedule 1.2.

“May Balance Sheet” shall have the meaning set forth in Section 5.20.

“Non-U.S. Plans” shall have the meaning set forth in Section 5.24(c)(i).

“Notices” shall have the meaning set forth in Section 13.1.

“Objection” shall have the meaning set forth in Section 3.1(f).

“Order” shall mean any judgment, order, injunction (temporary, preliminary or permanent), decree, award, settlement or stipulation, decision, determination, writ, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency, arbitration tribunal or other Governmental Authority.

“Owned Auto Intellectual Property” shall mean the Auto Intellectual Property owned by any Seller Party.

“Owned Real Property” shall have the meaning set forth in Section 5.7.

“Patent License Agreement” shall have the meaning set forth in Section 4.2(a)(iv).

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Pension Adjustment Payment” shall have the meaning set forth in Section 6.2(k).

“Permits” shall have the meaning set forth in Section 5.26.

“Permitted Liens” shall mean (i) mechanic’s, carrier’s, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate legal proceedings, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes and other governmental charges which are not due and payable and (iv) imperfections of title, restrictions or encumbrances, if any, which Liens, imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the value or continued use and operation of the specific assets to which they relate.

“Person” shall mean any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, proprietorship, trust, union, association, Governmental Authority, commission, self-regulatory organization, arbitrator, board, bureau, instrumentality or other entity, enterprise, authority or business organization.

“Product Liability Claims” shall mean claims for personal injury, wrongful death or property damage resulting from exposure to, or any other warranty claims, refunds, rebates (other than price concessions granted in the ordinary course of business), property damage, product recalls, defective material claims, merchandise returns and/or any similar claims with respect to, products manufactured or sold.

“Purchase Price” shall have the meaning set forth in Section 3.1(a).

“Purchased Companies” shall have the meaning set forth in the recitals.

“Purchased French Company” shall mean any Purchased Company that is a French entity.

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Indemnity Claim” shall have the meaning set forth in Section 12.1.

“Purchaser Representatives” shall mean officers, employees, counsel, accountants, advisors and other authorized representatives of Purchaser or its Designated Affiliates.

“Purchaser’s Defined Contribution Plan” shall have the meaning set forth in Section 6.2(h).

“Purchaser’s Pension Plan” shall have the meaning set forth in Section 6.2(k).

“Purchaser’s Severance Plan” shall have the meaning set forth in Section 6.2(e).

“Registered” shall mean issued, registered, renewed or the subject of a pending application.

“Release” shall mean any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials

(including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

“Remedial Action” shall mean all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by CERCLA, 42 U.S.C. 9601 et seq.

“Retained Environmental Liabilities” shall mean (i) the Environmental Liabilities listed on or arising out of the conditions identified on Schedule 5.17, (ii) Liabilities arising from any breach of the representation contained in Section 5.17, (iii) any Environmental Liabilities not attributable or related to the Automotive Business or the Acquired Assets and (iv) any Environmental Liabilities arising out of any manufacturing or warehouse sites of the Automotive Business to the extent such facilities were closed or sold by (A) Seller or GenCorp Canada, Inc. on or prior to the Closing Date, (B) any of the Acquired Subsidiaries (other than GenCorp Canada, Inc.) on or after December 29, 2000 and before the Closing Date, or (C) any of the Excluded Properties as defined in that certain purchase agreement dated on or about October 22, 2000 by and between The Laird Group Public Limited Company and GenCorp Inc.

“S&P” shall have the meaning set forth in Section 8.18.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble.

“Seller Group” shall have the meaning set forth in the recitals.

“Seller Indemnity Claim” shall have the meaning set forth in Section 12.2.

“Seller Party” shall mean Seller and any of its Subsidiaries that are engaged directly or indirectly in the Automotive Business.

“Seller’s Defined Contribution Plan” shall have the meaning set forth in Section 6.2(i).

“Seller’s Pension Plan” shall have the meaning set forth in Section 6.2(k).

“Seller’s Severance Plan” shall have the meaning set forth in Section 6.2(e).

“Shared Environmental Liabilities” shall mean any Environmental Liabilities that are not Retained Environmental Liabilities or Assumed Environmental Liabilities.

“Snappon” shall mean Snappon S.A., a French corporation.

“Snappon Facility” shall mean the manufacturing plant owned by Snappon.

“Standstill Period” shall mean the period of time from the date of this Agreement to the Closing Date.

“Straddle Period” shall have the meaning set forth in Section 9.2(c).

“Subsidiary” shall mean any entity in which a Person directly or indirectly owns 50% or more of the effective voting power or equity interest.

“Suits” shall have the meaning set forth in Section 5.11(b).

“Target Reimbursable Tooling Amount” shall have the meaning set forth in Section 3.1(c).

“Target Working Capital” shall have the meaning set forth in Section 3.1(c).

“Tax Returns” shall have the meaning set forth in Section 5.12(a).

“Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other such assessments imposed by law, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and any fees, assessments and charges in the nature of a tax and all interest, penalties and fines, additions to tax or additional amounts imposed by any Governmental Authority in respect of the foregoing.

“Third Party Claim” shall have the meaning set forth in Section 12.3.

“Top 10 Customer” shall have the meaning set forth in Section 5.19(a).

“Top 10 Supplier” shall have the meaning set forth in Section 5.19(a).

“Trademark License Agreement” shall have the meaning set forth in Section 4.2(a)(iv).

“Transfer” shall have the meaning set forth in the recitals.

“Transferred Employees” shall have the meaning set forth in Section 6.2(a).

“Transaction” shall have the meaning set forth in the recitals.

“Transaction Documents” shall mean this Agreement, the Escrow Agreement, the Transition Services Agreement, the Patent License Agreements, the Trademark License Agreements and any other document ancillary to this Agreement.

“Transition Services Agreement” shall have the meaning set forth in Section 4.2(a)(iii).

“Unbilled Reimbursable Tooling Inventory” means amounts incurred (whether treated as a current asset or a long-term asset under GAAP) for tooling for the Automotive Business to the extent (and only to the extent) such expenditures are probable of being reimbursed by the manufacturer, as evidenced by purchase orders from the manufacturer and taking into account remaining expenditures anticipated for project completion as determined in accordance with GAAP.  To the extent that, based on actual and projected tooling expenditures, a project is anticipated to incur cost overruns (cost in excess of originally estimated project costs or manufacturer purchase orders), such cost overruns shall be deemed to reduce Unbilled Reimbursable Tooling Inventory as of the Closing Date on a dollar-for-dollar basis.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.

“Working Capital” shall mean (A) the sum of the book values, determined on a combined basis and in accordance with GAAP applied on a consistent basis with the May Balance Sheet, of all assets of the Automotive Business that constitute current assets under GAAP but excluding (i) Unbilled Reimbursable Tooling Inventory, (ii) any current assets that constitute Intercompany Accounts, (iii) any current assets that constitute prepaid expenses the benefit of which is not being transferred to Purchaser, (iv) any and all cash and cash equivalents (other than cash and cash equivalents of the Acquired Subsidiaries, provided that for this purpose only that portion of the cash and cash equivalents held by each of the Beijing Wanyuan GDX Automotive Sealing Products Company Limited and GDX-Fuyao (Changchun) Glass Systems Co., Ltd. that is attributable to Seller’s direct or indirect, as appropriate, percentage interest in such Acquired Subsidiary shall be taken into account and (v) any other current asset not being acquired by Purchaser, including current assets relating to Snappon and the fire suppression system, less (B) the sum of the book values, determined on a combined basis and in accordance with GAAP applied on a consistent basis with the May Balance Sheet, of all liabilities of the Automotive Business that constitute current liabilities under GAAP (including any liability of GenCorp Canada Inc. to pay royalties to Seller, but only to the extent paid to Seller and not repaid to Purchaser pursuant to the terms of Section 9.2 (g)), but excluding (i) the current portion of Indebtedness, (ii)(a) payables with respect to Taxes imposed by any Governmental Authority of the Federal Republic of Germany, and (b) any tax (including interest, penalties and fines) imposed on net income or gross receipts by any Governmental Authority of Canada or the Czech Republic and any Business tax (including interest, penalties and fines) imposed by any Governmental Authority of France on Seller or any Acquired Subsidiary (such taxes referred to in this subsection (ii)(b) are those taxes included in accounts 658 and 660 for company numbers 741 (Corvol), 744 (Gruchet), 123 (Welland), and 717 (Czech) as reflected in Seller’s Hyperion reporting system) (such taxes, as described in (ii)(a) and (ii)(b) above, “Foreign Excluded Taxes”), (iii) payables of Snappon and (iv) any other current liability that is an Excluded Liability.

“WSIA” shall have the meaning set forth in Section 5.24(c).

“Year-End Balance Sheet” shall have the meaning set forth in Section 5.20(a).

ARTICLE II

PURCHASE AND SALE OF STOCK AND ASSETS
AND ASSUMPTION OF ASSUMED LIABILITIES

2.1         Purchased Equity.

Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller agrees to, and to cause the other Equity Sellers to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from the Equity Sellers all of the issued and outstanding Equity Interests of the Purchased Companies, free and clear of all Liens.

2.2         Acquired Assets.

Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller agrees to, or to cause the other members of the Seller Group to, sell, assign, transfer, convey and deliver to Purchaser or one or more of its Designated Affiliates, and Purchaser agrees to purchase, acquire and accept from the members of the Seller Group, or to cause one or more of its Designated Affiliates to purchase, acquire and accept from the members of the Seller Group, free and clear of all Liens other than Permitted Liens, all of the members of the Seller Group’s legal and beneficial right, title and interest in and to the following assets, properties, rights, contracts and claims, which are owned, leased or licensed by the members of the Seller Group on the Closing Date (collectively, the “Acquired Assets”):

(i)                                     all Owned Real Property set forth on Schedule 5.7(i), together with the right, title and interest of the members of the Seller Group in and to all buildings, improvements, structures, facilities, fixtures and all other appurtenances thereto;

(ii)                                  Leased Real Property of any member of the Seller Group, and all Leases entered into after the date of this Agreement and prior to the Closing Date in accordance with Section 8.2;

(iii)                               all inventories or raw materials, work-in-process, finished goods, parts, office and other supplies, packaging materials and other inventories of the Automotive Business to the extent reflected in Estimated Closing Working Capital, as the same may be adjusted in the Adjustment Statement (the “Inventory”);

(iv)                              all accounts receivable of the Automotive Business to the extent reflected in Estimated Closing Working Capital, as the same may be adjusted in the Adjustment Statement (the “Accounts Receivable”);

(v)                                 all furniture, fixtures, plant, tools (including all Unbilled Reimbursable Tooling Inventory), machinery, equipment, parts, office and other supplies and other items of tangible personal property of the members of the Seller Group primarily related to or primarily used in the operation of the Automotive Business, whether located on site at the Owned Real Property or Leased Real Property or stored or used off site in the ordinary course of the operation of the Automotive Business (excluding the items listed on Schedule 2.2(v)) (the “Personal Property”);

(vi)                              the Auto Intellectual Property other than the Excluded Intellectual Property;

(vii)                           to the extent their transfer is permitted under applicable Laws, (A) the Permits and (B) all such Permits obtained after the date hereof and prior to the Closing Date;

(viii)                        all rights of members of the Seller Group under all Contracts used in or held for use in, or directed to the operation of the Automotive Business as currently conducted as of the Closing Date, and all such Contracts entered into after the date hereof and prior to the Closing Date in accordance with Section 8.2, other than Contracts with employees of the Automotive Business who are not Transferred Employees;

(ix)                                all books of account, financial and accounting records, files (including personnel files, workers’ compensation claim files and other employee books and records pertaining to Transferred Employees), invoices and supplier and customer lists relating to and used in, or held for use in, the operation of the Automotive Business and owned by members of the Seller Group;

(x)                                   any current prepaid expenses and other current assets of the Automotive Business to the extent reflected in Estimated Closing Working Capital, as the same may be adjusted in the Adjustment Statement;

(xi)                                all rights, claims, causes of action, recoveries and rights of reimbursement arising out of, relating to or otherwise in any way in respect of, the Acquired Assets or any Assumed Liability including all rights, guaranties, warranties, indemnities and similar rights in favor of members of the Seller Group in respect of any Acquired Asset or any Assumed Liability (but with respect to any tax refund claim, tax payment or tax reduction or credit related thereto, the provisions of Section 9.2(i) shall apply);

(xii)                             all rights of members of the Seller Group under the Collective Bargaining Agreements, and all Collective Bargaining Agreements entered into after the date hereof and prior to the Closing Date in accordance with Section 8.2;

(xiii)                          all rights of members of the Seller Group under operating leases relating to tangible personal property of members of the Seller Group related to or used in the operation of the Automotive Business;

(xiv)                         all rights of members of the Seller Group under all manufacturer and/or supplier warranties except to the extent that obligations under such warranties are Excluded Liabilities;

(xv)                            the assets related to Employee Benefit Plans contemplated to be transferred to and assumed by Purchaser in Section 6.1 and 6.2 of this Agreement; and

(xvi)                         all other assets, properties, rights and claims of such members of the Seller Group of any kind and nature primarily related to or primarily used in the operation of the Automotive Business not otherwise described above.

2.3         Excluded Assets.

Notwithstanding Section 2.2 above, no assets, properties, rights, contracts and claims, wherever located, whether tangible or intangible, real or personal, of Seller and its affiliates not included in the definition of Acquired Assets or otherwise identified in this Section 2.3 (collectively, the “Excluded Assets”), will be sold, assigned, transferred or delivered to Purchaser, including without limitation:

(i)                                     all cash and cash equivalents on hand, all cash in banks, all bank accounts, cash deposits, all lock boxes and lock box receipts and all certificates of deposit and other bank deposits owned or held by or on behalf of Seller or any of its affiliates (including the Acquired Subsidiaries), provided that cash and cash equivalents, deposits and restricted cash accounts owned or held by any of the Acquired Subsidiaries on the Closing Date shall not be Excluded Assets to the extent that they are taken into account when calculating the Estimated Closing Working Capital and the Closing Working Capital;

(ii)                                  all rights, claims, causes of action, recoveries and rights of reimbursement arising out of, relating to or otherwise in any way in respect of the Excluded Liabilities or the Excluded Assets;

(iii)                               the Excluded Trademarks, all other Intellectual Property other than the Auto Intellectual Property, and all Auto Intellectual Property specifically listed on Schedule 2.3(iv) (collectively, the “Excluded Intellectual Property”), provided that certain Excluded Intellectual Property may be subject to a license to Purchaser as contemplated in Section 4.2(a)(iv) hereof;

(iv)                              all policies of insurance of Seller or any of its affiliates and all of the rights of Seller or any of its affiliates thereunder;

(v)                                 all Equity Interests in the entities listed in Schedule 2.3(v) (collectively, the “Excluded Subsidiaries”);

(vi)                              all rights, claims, causes of action, recoveries and rights of reimbursement arising out of, relating to or otherwise in any way in respect of, the Excluded Assets or any Excluded Liability, including all rights, guaranties, warranties, indemnities and similar rights in favor of members of the Seller Group in respect of any Excluded Asset or any Excluded Liability;

(vii)                           all assets related to the Employee Benefit Plans contemplated to be retained by Seller in Sections 6.1 and 6.2 of this Agreement; and

(viii)                        all assets, properties and rights of Seller or any of its affiliates identified on Schedule 2.3(viii).

2.4         Assumed Liabilities.

Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Purchaser will assume and be liable for, and will pay, perform and discharge as and when due, the following Liabilities, but solely to the extent that the same relate to the Automotive Business, as and to the extent not satisfied or extinguished as of the Closing Date (collectively, the “Assumed Liabilities”):

(i)                                     the Liabilities (including accounts payable, bank overdrafts and other current liabilities) of the Automotive Business to the extent reflected, or to the extent amounts are expressly reserved therefor, in Closing Working Capital;

(ii)                                  all Liabilities of either Seller or any of its affiliates (including Acquired Subsidiaries) arising out of, relating to or otherwise in any respect of Contracts included in the Acquired Assets to the extent such obligations or liabilities (1) arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Automotive Business on or after the Closing Date, (2) arise, mature or become due on or after the Closing Date or (3) are reflected in Closing Working Capital;

(iii)                               all Liabilities in respect of lawsuits, actions and proceedings arising out of, relating to or otherwise in any way in respect of the Transferred Employees, whether or not attributable to circumstances occurring before or after the Closing Date, including all claims under worker’s compensation statutes and grievances under Collective Bargaining Agreements, but excluding any non-worker’s compensation and non-grievance claims, lawsuits, actions, or proceedings pending on the Closing Date;

(iv)                              all Liabilities arising out of, relating to or otherwise in any way in respect of the Leased Real Property or leases of equipment to the extent such obligations or liabilities arise out of events or conditions occurring on or after the Closing Date or arise out of the operation of the Automotive Business on or after the Closing Date.

(v)                                 all Assumed Environmental Liabilities and the portion of the Shared Environmental Liabilities for which Seller is not liable in accordance with Section 12.5(b)(i);

(vi)                              all Liabilities related to Employee Benefit Plans, other than those contemplated to be retained by Seller in Sections 6.1 and 6.2 of this Agreement;

(vii)                           all Liabilities for all Taxes of the Automotive Business or any Acquired Subsidiary to the extent accrued in Closing Working Capital;

(viii)                        all other Liabilities identified on Schedule 2.4(viii); and

(ix)                                the Assumed Indebtedness.

2.5         Excluded Liabilities.

Purchaser will not assume or be liable for any of the following Liabilities (collectively, the “Excluded Liabilities”):

(i)                                     Liabilities of Seller or any of its affiliates (including Acquired Subsidiaries) to the extent arising out of, relating to or otherwise in any way in respect of the Excluded Assets;

(ii)                                  all Liabilities of Seller or any of its affiliates (including Acquired Subsidiaries) arising out of, relating to or otherwise in any way in respect of Contracts included in the Acquired Assets to the extent such Liabilities (1) arise out of events or conditions occurring before the Closing Date or arise out of the operation of the Automotive Business before the Closing Date, (2) arise, mature or become due before the Closing Date or (3) are not reflected in Closing Working Capital;

(iii)                               all Liabilities in respect of lawsuits, actions, arbitrations and proceedings arising out of, relating to or otherwise in any way in respect of the Automotive Business or the operation or use of the Acquired Assets prior to the Closing Date, other than Liabilities in respect of (A) lawsuits, actions, arbitrations and proceedings with respect to Transferred Employees whether or not arising prior to the Closing Date, other than any such non-worker’s compensation and non-grievance claims, lawsuits, actions, or proceedings pending on the Closing Date, and (B) pending claims under any worker’s compensation statute or grievances under any Collective Bargaining Agreement;

(iv)                              Product Liability Claims with respect to products manufactured or sold by Seller or its affiliates (including Acquired Subsidiaries) prior to Closing in excess of the amount accrued for such Liabilities on the May Balance Sheet or as reserved or reflected in the Closing Working Capital;

(v)                                 all Retained Environmental Liabilities and the portion of the Shared Environmental Liabilities for which Seller is liable in accordance with Section 12.5(b)(i);

(vi)          all Liabilities not attributable to the conduct of the Automotive Business or the Acquired Assets (including without limitation any such Liability arising from previously owned or operated businesses or facilities that are not part of the Automotive Business);

(vii)                           all Liabilities related to Employee Benefit Plans contemplated to be retained by Seller in Sections 6.1 and 6.2 of this Agreement;

(viii)                        all Liabilities arising out of any guarantee of the Indebtedness of Beijing Wanyuan GDX Automotive Sealing Products Company Limited outstanding on the Closing Date to the extent, if any, that such guarantee relates to an amount of Indebtedness of such Acquired Subsidiary outstanding on the Closing Date in excess of the amount of such Acquired Subsidiary’s total outstanding Indebtedness that is allocable to Seller’s indirect percentage interest in such Acquired Subsidiary.

2.6         Insurance Proceeds.

If between the date of this Agreement and the Closing, (i) any loss or damage to any Acquired Asset or any asset owned by any Acquired Subsidiary shall occur from fire, casualty or any other occurrence, (ii) Seller does not at its discretion replace or restore such Acquired Asset or other asset prior to the Closing Date and (iii) the Closing occurs, then all insurance proceeds received by Seller or any of its affiliates (whether before or after Closing) as a result of such loss or damage plus any additional sums necessary to replace any such Acquired Asset or other asset will be delivered by Seller to Purchaser.  For the avoidance of doubt, Seller shall not otherwise have any obligation to replace or restore any such property if such monies are assigned and delivered to Purchaser and are disregarded for purposes of calculating Closing Working Capital.  Seller shall have the sole right and authority to provide notices and claims to the applicable insurance carrier and otherwise to communicate and negotiate with such carrier, but shall use its commercially reasonable efforts to obtain any such proceeds payable to Seller.  Notwithstanding the foregoing, the benefit of any insurance proceeds in relation to “business interruption” damages based upon lost profits or business opportunities in respect of the period prior to the Closing Date, and insurance proceeds in relation to such loss or damage to the extent attributable to any such property replaced or restored before the Closing Date or otherwise used for such purposes, will inure to the benefit of and be payable to Seller or its affiliates, as applicable, and Purchaser will not be entitled to receive or retain such proceeds.

ARTICLE III

PURCHASE PRICE

3.1         Determination of Purchase Price.

(a)          The purchase price shall be $147,000,000, which shall be paid at Closing as set forth in Section 3.1(b) , and shall be subject to adjustment pursuant to the terms of this Section 3.1 (as so adjusted, the “Purchase Price”).

(b)         The Purchase Price shall be paid by Purchaser to Seller by wire transfer of immediately available funds.

(c)          “Target Working Capital” shall mean Working Capital in the amount of $6,000,000, and “Target Unbilled Reimbursable Tooling Amount” shall mean Unbilled Reimbursable Tooling Inventory in the amount of $11,000,000.

(d)         No later than (3) business days prior to the Closing Date, Seller shall prepare and deliver, or cause to be prepared and delivered, to Purchaser a written estimate (the “Estimated Statement”), of (i) Working Capital, and the components and calculation thereof in reasonable detail, as of the close of business of the Automotive Business on the Closing Date (the “Estimated Closing Working Capital”), (ii) the Indebtedness of any Acquired Subsidiaries or that is included in the Assumed Liabilities (the “Assumed Indebtedness”), and (iii) Unbilled Reimbursable Tooling Inventory by project, and the components and calculation thereof in reasonable detail (including a reconciliation of tooling expenditures against plan on a project by project basis) (the “Estimated Closing Unbilled Reimbursable Tooling Amount”), which materials shall be reasonably satisfactory to Purchaser.  Such statement shall be accompanied by a certificate of the chief financial officer of Seller stating that such statement represents Seller’s good faith estimate as of such date of (A) Working Capital of the Automotive Business on the Closing Date determined in accordance with GAAP applied on a basis consistent with the May Balance Sheet, (B) the Assumed Indebtedness as of the Closing Date and (C) Unbilled Reimbursable Tooling Inventory as of the Closing Date.  Seller shall provide Purchaser with access to purchase orders and other materials to enable Purchaser to review the Estimated Statement in a timely fashion.  To the extent that the Estimated Closing Working Capital as shown on the Estimated Statement exceeds the Target Working Capital (such excess, the “Interim Upward Adjustment”), then the Purchase Price will be increased dollar-for-dollar by the amount of the Interim Upward Adjustment, and to the extent that Estimated Closing Working Capital as shown on the Estimated Statement is less than Target Working Capital (such shortfall, the “Interim Downward Adjustment”), then the Purchase Price will be decreased dollar-for-dollar by the amount of the Interim Downward Adjustment.  In addition, the Purchase Price will be reduced dollar-for-dollar for the amount of estimated Assumed Indebtedness.  The Purchase Price will be increased dollar-for-dollar by the amount (if positive) that Estimated Closing Unbilled Reimbursable Tooling Amount as shown on the Estimated Statement exceeds the Target Unbilled Reimbursable Tooling Amount and will be decreased dollar-for-dollar by the amount (if positive) that the Estimated Unbilled Reimbursable Tooling Amount as shown on the Estimated Statement is less than the Target Unbilled Reimbursable Tooling Amount.

(e)          Within 90 calendar days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller (i) a balance sheet of the Automotive Business as of the Closing Date prepared in accordance with GAAP applied on a consistent basis with the May Balance Sheet and audited by Ernst & Young LLP (the “Closing Balance Sheet”), (ii) a Working Capital statement for the Automotive Business as of the Closing Date setting forth an itemized calculation of Working Capital as of the Closing Date (the “Closing Working Capital”), (iii) a schedule setting forth an itemized statement of the Assumed Indebtedness, as derived from the Closing Balance Sheet, and (iv) a schedule setting forth Unbilled Reimbursable Tooling Inventory by project as of the Closing Date (the “Closing Unbilled Reimbursable Tooling Inventory”), and the components and calculation thereof in reasonable detail (including a reconciliation of tooling expenditures against plan on a project by project basis) (collectively, the “Adjustment Statement”).

(f)            Seller will have 60 days to review the Adjustment Statement, after which period, if Seller has not disputed in writing (an “Objection”) the Adjustment Statement, Seller will be deemed to have accepted and agreed with the Adjustment Statement.  Purchaser shall provide Seller with access to purchase orders and other materials to enable Seller to review the Adjustment Statement in a timely fashion.  An Objection shall set forth a specific description of the basis of the Objection and the adjustments to the amount of Closing Working Capital, Assumed Indebtedness and Unbilled Reimbursable Tooling Inventory which Seller believes should be made, which Objection must be delivered to Purchaser on or before the last day of such 60-day period.  Purchaser shall have 30 days to review and respond to the Objection.

(g)         To the extent that the Adjustment Statement reflects a different amount from the Estimated Closing Working Capital, estimated Assumed Indebtedness and estimated Unbilled Reimbursable Tooling Inventory,

(i)                                     in the event that the amount of the Closing Working Capital exceeds the Estimated Closing Working Capital, the Purchase Price shall be increased by the amount of such excess;

(ii)                                  in the event that the amount of the Closing Working Capital is less than the amount of Estimated Closing Working Capital, the Purchase Price shall be decreased by the amount of such difference;

(iii)                               in the event that an amount of Assumed Indebtedness as of the Closing Date exceeds the Assumed Indebtedness estimated by Seller pursuant to Section 3.1(d), the Purchase Price shall be decreased by the amount of such difference;

(iv)                              in the event that the amount of Assumed Indebtedness is less than the Assumed Indebtedness estimated by Seller pursuant to Section 3.1(d), the Purchase Price shall be increased by the amount of such difference;

(v)           in the event that the amount of the Closing Unbilled Reimbursable Tooling Inventory exceeds the Estimated Unbilled Reimbursable Tooling Amount, the Purchase Price shall be increased by the amount of such excess;  and

(vi)          in the event that the amount of the Closing Unbilled Reimbursable Tooling Inventory is less than the Estimated Unbilled Reimbursable Tooling Amount, the Purchase Price shall be decreased by the amount of such difference.

The net of the adjustments described in clauses (i) through (vi) above is the “Final Purchase Price Adjustment Amount.”  To the extent that the Final Purchase Price Adjustment Amount represents an increase in the Purchase Price, Purchaser shall promptly make payment in immediately available funds to Seller of the Final Purchase Price Adjustment Amount, and to the extent that the Final Purchase Price Adjustment Amount represents a decrease in the Purchase Price, Seller shall promptly make payment in immediately available funds to Seller of the Final Purchase Price Adjustment Amount, in each case together with interest on such Final Purchase Price Adjustment Amount from the Closing Date to the date of payment at a per annum rate equal to the JP Morgan Chase prime rate.

(h)         The Parties shall attempt in good faith to reach an agreement with respect to any matters in dispute.  If the parties are unable to reach agreement with respect to the Closing within 30 days following the delivery of Purchaser’s response to an

Objection, the matter shall be resolved by an accounting firm mutually acceptable to both parties or, in the absence of agreement, by an accounting firm of national reputation selected by lot after eliminating Seller’s and Purchaser’s principal outside accountants.  The selected accounting firm shall be directed by the Parties to use its best efforts to render its determination within 30-days after such submission.  The determination by the accounting firm so selected of the Adjustment Statement (with such modifications therein, if any, as reflect such determination) shall be conclusive and binding upon the Parties.  The fees and expenses of such accounting firm in acting under this Section 3.1 shall be shared equally by Purchaser and Seller.

(i)             Purchaser will give Seller and its representatives reasonable access to the premises of the Automotive Business and Acquired Subsidiaries, to their respective books and records and to the appropriate personnel of Purchaser, the Automotive Business and the Acquired Subsidiaries for purposes of confirming the Adjustment Statement.

(j)             Allocation of Purchase Price.  The Parties (A) shall be bound by the Final Allocation for purposes of determining any and all consequences with respect to Taxes of the Transaction contemplated herein, (B) shall prepare and file all Tax Returns and reports to be filed with any Governmental Authority, including Internal Revenue Service Form 8594, if necessary, in a manner consistent with the Final Allocation and (C) shall take no position inconsistent with the Final Allocation on any Tax Return, any discussion with or proceeding before any Governmental Authority or otherwise.

ARTICLE IV

CLOSING

4.1         Closing.

The Closing shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. on the last business day of the calendar month in which the last of the conditions set forth in ARTICLE X shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place, time and date as Purchaser and Seller may mutually agree in writing.

4.2         Closing Deliveries.

(a)          By Seller.  At the Closing, Seller will deliver to Purchaser or its Designated Affiliates:

(i)

(A)                              Except as otherwise provided in Section 4.2(a)(i)(B) and Section 4.2(a)(i)(C), certificates representing the Equity Interests of the Purchased Companies, duly endorsed in blank, or accompanied by stock powers or other appropriate instruments of transfer duly endorsed in blank in proper form for transfer;

(B)                                With respect to each Purchased French Company, (1) original share transfer forms of such Purchased French Company dated as of the Closing Date and duly endorsed by the registered owners thereof in blank, (2) share transfer registers and shareholders’ accounts for each Purchased French Company and (3) other customary documentation required by local law or practice to effect a share transfer, in each case duly executed or effected; and

(C)                                With respect to GDX Automotive Iberica, S.L., any customary certificates of ownership and other documentation required by local law or practice to effect a share transfer, in each case duly executed or effected.

(ii)                                  Bills of sale, general assignments of Intellectual Property and other instruments of assignment and transfer as may be reasonably necessary to vest in Purchaser or its Designated Affiliates all of each member of the Seller Group’s right, title and interest in and to the Acquired Assets, in each case, in form and substance reasonably satisfactory to Purchaser, duly executed by the appropriate member of the Seller Group;

(iii)                               A transition services agreement to be reasonably agreed between the Parties that will contain (A) an obligation of Seller to provide for 12 months the services identified on Schedule 4.2(a)(iii), and (B) a provision that Seller shall be compensated by Purchaser for such human resources and information systems services at the rates set forth on Schedule 4.2(a)(iii) and be compensated for such other services at Seller’s direct cost for providing such services (“Transition Services Agreement”), duly executed by Seller or a designated affiliate of Seller;

(iv)                              A Patent license agreement for the Patents identified on Schedule 4.2(a)(iv) (the “Patent License Agreement”) and a Trademark license agreement for the GenCorp name for the limited purpose of disposing of existing inventory for a period not to exceed 6 months after Closing, royalty-free and in customary form (the “Trademark License Agreement”);

(v)                                 A certificate executed by an officer of Seller to the effect that the conditions specified in clauses (a) and (b) of Section 10.2(b) have been satisfied;

(vi)                              Certificates, if any, of the appropriate Governmental Authorities certifying the good standing (or its equivalent) of each of Seller and the Acquired Subsidiaries in its respective jurisdiction of formation or organization;

(vii)                           Resignations effective as of the Closing Date of such directors and officers of the Acquired Subsidiaries as Purchaser may request;

(viii)                        Provided that Purchaser has fulfilled its obligations under Section 8.16, audited financial statements for the Automotive Business for the two fiscal years ended November 30, 2003 and 2002 that are compliant with Regulation S-X of the Securities and Exchange Commission;

(ix)                                A non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in accordance with the requirements of Section 1445 of the Code and the U.S. Treasury regulations promulgated thereunder, stating that the Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

Provided, the agreements, documents, and other materials required pursuant to clauses (i), (ii), (iii) and (iv) above shall not include any additional representations or covenants.

(b)         By Purchaser.  At the Closing, Purchaser will deliver to Seller:

(i)                                     The Purchase Price, as provided in Section 3.1(b);

(ii)                                  Instruments evidencing the assumption by Purchaser or its Designated Affiliates of the Assumed Liabilities, in form and substance reasonably acceptable to Seller, duly executed by Purchaser or such Designated Affiliates;

(iii)                               The Transition Services Agreement, duly executed by Purchaser or its Designated Affiliate;

(iv)                              The Patent License Agreement and the Trademark License Agreement, duly executed by Purchaser or its Designated Affiliate; and

(v)                                 A certificate executed by an officer of Purchaser or its Designated Affiliates to the effect that the conditions specified in clauses (b) and (c) of Section 10.3 has been satisfied.

Provided, that the agreements, documents and other materials required pursuant to clause (iii) and (iv) above shall not include any additional representations or covenants.

ARTICLE V

REPRESENTATIONS AND
WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

5.1         Organization, Qualification and Power.

(a)          Seller.  Seller (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio, (ii) is duly qualified or authorized to conduct its business as a foreign corporation and is in good standing under the Laws of each jurisdiction in which such qualification or authorization is required except where the failure to so qualify or obtain authorization would not result in a Material Adverse Effect, and (iii) has full power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(b)         Subsidiaries.

(i)                                     Each of the Acquired Subsidiaries incorporated or formed in a jurisdiction within the United States (x) is an entity duly organized or formed, validly existing and in good standing under the laws of the jurisdiction in which it was organized or formed, (y) is duly qualified or authorized to conduct its business and is in good standing under the laws of each jurisdiction in which such qualification or authorization is required except where the failure to so qualify or obtain authorization would not result in a Material Adverse Effect and (z) has full power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(ii)                                  Each of the Acquired Subsidiaries incorporated or formed in a jurisdiction outside of the United States and each Equity Seller (A) is an entity duly organized or formed and validly existing under the laws of the jurisdiction in which it was organized or formed (to the extent such status is applicable and can be determined), (B) is duly qualified or authorized to conduct its business under the laws of each jurisdiction in which such qualification or authorization is required (to the extent such status is applicable and can be determined), except where the failure to so qualify or obtain authorization would not result in a Material Adverse Effect, (C) has full power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it, (D) is not insolvent and has not taken any steps for liquidation, dissolution, suspension of payments or analogous events under the applicable foreign Law, and (E) is not in a situation of compulsory winding-up or liquidation as a result of its financial situation under the applicable foreign Law.

(iii)                               Except for the Excluded Subsidiaries, the Acquired Subsidiaries comprise all of the Seller’s Subsidiaries that are engaged in, or are related to, the Automotive Business.

5.2         Authority.

Seller has the power and authority to execute and deliver the Transaction Documents and to carry out its obligations thereunder and has duly executed and delivered this Agreement.  The execution and delivery by Seller of the Transaction Documents executed as of the date hereof, the performance by Seller of its obligations thereunder and the consummation by Seller of the Transaction contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and the execution and delivery of the Transaction Documents to be executed by Seller at the Closing and the consummation of the Transaction have or will be duly and validly authorized by all necessary corporate action on the part of Seller prior to Closing, and no other proceedings on the part of Seller, and no approval of the shareholders of the Seller, or any Subsidiary of Seller, are necessary to authorize the Transaction Documents or to consummate the Transaction, except as set forth on Schedule 5.2 hereto.  This Agreement has been duly executed and delivered by Seller and constitutes, and each Transaction Document to be entered into by Seller at or prior to the Closing when so executed will be duly executed and delivered at the Closing and when so executed and delivered will constitute, the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies, or by applicable bankruptcy or insolvency laws and related decisions affecting creditors’ rights generally.  None of the Transaction Documents conflicts the constituent documents of any member of the Seller Group or any Acquired Subsidiary.

5.3         Consents and Approvals; No Violation.

Neither the execution and delivery of the Transaction Documents nor the consummation by Seller of the Transaction will (i) require any consent, approval, license, authorization, Order or permit of, or filing with or notification to, any Governmental Authority or any other Person, except as set forth on Schedule 5.3 hereto; or (ii) violate any Law applicable to Seller, except, in each case, such as would not prevent or delay in any material respect consummation of the Transaction, or otherwise, individually or in the aggregate, have a Material Adverse Effect.

5.4         Title to Equity Interests.

(a)          The authorized, issued and outstanding Equity Interests of the Acquired Subsidiaries are set forth on Schedule 5.4(a) hereto.  All outstanding Equity Interests of the Acquired Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive rights, purchase option, call option, right of first refusal, subscription right or any similar right, and were issued in compliance with applicable federal and state securities Laws.  Except as set forth on Schedule 5.4(a), (i) there are no Equity Interests (voting or nonvoting) of the Acquired Subsidiaries authorized, issued or outstanding, (ii) there are no outstanding or authorized options or restricted stock or warrants, calls, preemptive rights, subscriptions or other similar rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, limited stock appreciation rights, stock-based performance units, agreements, arrangements, commitments or claims of any character, contingent or otherwise (A) relating to the issued or unissued Equity Interests of the Acquired Subsidiaries or (B) obligating the Acquired Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any Equity Interests in the Acquired Subsidiaries or securities convertible into or exchangeable for Equity Interests, or obligating any of the Acquired Subsidiaries to grant, extend or enter into any such option, restricted stock, warrant, call, preemptive right, subscription or other right, convertible or exchangeable security, agreement, arrangement, commitment or claim, and (iii) none of the Acquired Subsidiaries has authorized or outstanding voting debt.

(b)         Except as set forth on Schedule 5.4(b), each of the Equity Sellers has, and at Closing will convey to Purchaser, good, valid and marketable title to the Equity Interests in the Purchased Companies listed under its name on Exhibit A-I.  At Closing, the Equity Interests of the Acquired Subsidiaries will be free and clear of all Liens, options, call rights, rights of first refusal, “tag” or “drag” along rights or any similar rights or interests.

(c)          There are no agreements that obligate any of the Acquired Subsidiaries to issue, purchase, redeem or otherwise acquire any of their respective Equity Interests.

(d)         There are no voting trusts, proxies, registration rights agreements, or other agreements, commitments, arrangements or understandings by which any of the Acquired Subsidiaries is bound with respect to the voting of any of their respective Equity Interests or with respect to the registration of the offering, sale or delivery of any of their respective Equity Interests.

5.5         Title to Acquired Assets.

Except as provided on Schedule 5.5, the members of the Seller Group have good and valid title to, or valid leasehold interests in, all of the Acquired Assets free and clear of all Liens, except for Permitted Liens.  Subject to Section 8.3, at the Closing, the members of the Seller Group will convey to Purchaser good and valid title (free and clear of any Liens, except for Permitted Liens) to the Acquired Assets.

5.6         Leased Real Property.

(a)          Schedule 5.6(a) sets forth a complete list of each Lease for real property leased to any Seller Party or member of the Seller Group and used in the operation of the Automotive Business (the “Leased Real Property”).  Seller has made available to Purchaser complete copies of all written Leases for the Leased Real Property.  The Seller Party is the lessee of the Leased Real Property indicated on Schedule 5.6(a) and, except as set forth on Schedule 5.6(b),  is in possession and occupancy of the Leased Real Property purported to be leased, and each such Lease is in full force and effect as the valid obligation of the applicable lessee and, to the knowledge of Seller, the applicable lessor, without any material default (or event which, with the giving of notice or passage of time, could mature into a material default) by such lessee existing thereunder, or, to the knowledge of Seller, by the applicable lessor.

(b)         Except as set forth on Schedule 5.6(b), (i) no Lease has been assigned by a Seller Party, (ii) no portion of any Leased Real Property has been subleased, (iii) no Seller Party has created any Liens (other than Permitted Liens) on its leasehold interest in any Leased Real Property, (iv) no Seller Party is subject to any contractual requirement to purchase or acquire any Leased Real Property, and (v) no provision of any Lease or of any note, bond, mortgage, indenture, deed of trust or other Contract affecting any Leased Real Property requires the consent or approval of any Person for the Transaction.

5.7         Owned Real Property.

Except as set forth on Schedule 5.5, one or more of the members of the Seller Group have good, valid and marketable fee title to all the real property and interests in real property owned by such parties with respect to the facilities for the Automotive Business, as set forth on Schedule 5.7(i) hereto, and each Acquired Subsidiary has good, valid and marketable fee title to all the real property and interests in real property owned by such Acquired Subsidiary with respect to the material facilities for the Automotive Business set forth in Schedule 5.7(ii) (collectively, the “Owned Real Property”), in each case, free and clear of all Liens or other encumbrances, except for (i) Permitted Liens, (ii) easements, covenants, rights-of-way and other similar restrictions of record (or contained in the respective title deeds), and (iii) (x) zoning, building and other similar restrictions, (y) Liens that have been placed by any developer, landlord or other third party on property over which such member of the Seller Group or such Acquired Subsidiary has easement rights or on any leased property and subordination or similar agreements relating thereto and (z) unrecorded easements, covenants, rights-of-way or other similar restrictions, none of which items set forth in clauses (y) or (z) above, individually or in the aggregate, materially impairs the continued use, insurability and operations of the property consistent with current practices.  Each member of the Seller Group or Acquired Subsidiary, as applicable, is currently in compliance with all restrictions described in clause (x).

5.8         Inventory.

All Inventory of the Automotive Business is of a quality and quantity usable or salable in the ordinary course of the operation of the Automotive Business.  Schedule 5.8 sets forth the valuation methodology used in valuing the Inventory on the Financial Statements.

5.9         Sufficiency of Acquired Assets.

Except as set forth on Schedule 5.9, the Acquired Assets and the assets held by the Acquired Subsidiaries comprise the assets necessary for the operation the Automotive Business as currently operated.

5.10                           Validity of Contracts.

(a)          Schedule 5.10(a) hereto lists each of the Contracts (i) used in the Automotive Business as currently conducted on the date hereof and (ii) which are material to the Automotive Business, including the Intellectual Property Contracts (collectively, the “Automotive Contracts”).  Except as set forth on Schedule 5.10(a), neither Seller, with respect to the Automotive Business, nor any of the Acquired Subsidiaries is a party to (i) any employment, consulting, independent contractor, retention, change in control, stay bonus, or severance Contract involving either annual consideration of more than $200,000 or payments which when aggregated with annual consideration would exceed $200,000, (ii) any Contract involving consideration in excess of $1,000,000, excluding those Contracts which are cancelable by a Seller Party within 90 days after notice without penalty or premium and those Contracts with customers of the Automotive Business, (iii) any Contract that provides for a right of first offer, right of first refusal, right of last offer, exclusivity in favor of any party other than Seller or the Acquired Subsidiaries, (iv) joint venture or partnership Contract, (v) any non-compete or non-solicitation or similar Contracts that materially restricts the conduct of the Automotive Business in any geographic area, (vi) any Contract for the purchase or sale of any business under which any member of the Seller Group has any continuing performance or indemnification obligations, or (vii) any Contract that is a requirements Contract for any goods or services to be provided to the Automotive Business or any Acquired Subsidiary.  Each Automotive Contract has been made available to Purchaser or its representatives and is valid, binding and in full force and effect and is enforceable by the Seller Party that is a party thereto in accordance with its terms (except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies, or by applicable bankruptcy or insolvency laws and related decisions affecting creditors’ rights generally), and, to Seller’s knowledge, to the extent that only an English-language version of any such Automotive Contract for which a foreign-language version is binding has been provided, such English-language version is consistent with the binding foreign-language version.

(b)         Except as set forth on Schedule 5.10(b), the Seller Parties have and, to Seller’s knowledge, each other party to an Automotive Contract has performed all material obligations required to be performed by it to date under such Automotive Contract, is not in breach or default in any material respect thereunder, no Seller Party has received written, or delivered, notice of noncompliance or threatened termination by the applicable Seller Party or by any counterparty under such Automotive Contracts and no event has occurred which with notice or lapse of time or both would constitute a breach or default in any material respect under any Automotive Contract.  No party to any Automotive Contract has given any Seller Party written notice of its intention to cancel, terminate or fail to renew such Automotive Contract.  Except as set forth on Schedule 5.3 or Schedule 5.10(b), none of the Transaction Documents conflicts, nor will the consummation of the Transaction conflict, with (i) any of the material Contracts of any member of the Seller Group or any Acquired Subsidiary or (ii) the Automotive Contracts.

5.11                           Intellectual Property.

(a)          Each Seller Party owns or has the valid right to use the Auto Intellectual Property, and except as set forth on Schedule 5.11(a), no Seller affiliates other than the Seller Parties own or have rights to use any Auto Intellectual Property.  Except as set forth on Schedule 5.11(a), all such rights are free of all Liens and are fully assignable by the applicable Seller Party to any Person, without payment, consent of any Person or other condition or restriction.  Schedule 5.11(a) attached hereto sets forth a true and complete list of all (i) Registered Owned Auto Intellectual Property and any material Owned Auto Intellectual Property that is not Registered; (ii) material Licensed Auto Intellectual Property; and (iii) material Intellectual Property Contracts.  Schedule 2.3(iii) lists all Excluded Trademarks that are used in, but not used primarily in, the Automotive Business.

(b)           Except as set forth in Schedule 5.11(b), none of the Intellectual Property Contracts have been entered into by a Seller affiliate other than a Seller Party.  Except for the Intellectual Property Contracts set forth on Schedule 5.11(a) hereto, there are no Contracts granting any Person any right to use, operate under, or license or sublicense any Owned Auto Intellectual Property.  There are no such Contracts or commitments granting any third party rights with respect to any Licensed Auto Intellectual Property that is licensed exclusively to any Seller Party.  Except as set forth on Schedule 5.11(b), there are no suits, actions, reissues, reexaminations, public protests, interferences, arbitrations, mediations, oppositions, cancellations, Internet domain name dispute resolutions or other proceedings (collectively, “Suits”) pending or to Seller’s knowledge threatened concerning any Intellectual Property Contract, including any Suit concerning a claim or position that any Intellectual Property Contract is invalid or unenforceable.  Except as set forth on Schedule 5.11(b), as of the Closing Date, the Seller Parties will have made all required payments under the Intellectual Property Contracts, including all payments described in the applicable Intellectual Property Contract as “one-time,” “lump sum” or by similar terminology.

(c)          Reserved.

(d)         The Automotive Business as currently conducted, including the design, development, marketing and sale of the products in connection therewith, does not materially infringe upon or conflict with the Intellectual Property rights of any other Person that arise or are enforceable under the Laws of the countries in which the Automotive Business is conducted or as specifically contemplated to be conducted pursuant to a Seller Party’s current, active business initiatives, including, without limitation, all countries (i) in which the products of the Automotive Business are developed, designed, or manufactured or (ii) in which such products are imported, marketed and sold or offered for sale.  Except as set forth on Schedule 5.11(d), there are no Suits or claims pending, decided, to Seller’s knowledge threatened, or asserted concerning any claim or position that any Seller Party, or any of its indemnities, have violated any Intellectual Property rights in connection with the Automotive Business or the use of the Auto Intellectual Property.

(e)          No material Owned Auto Intellectual Property is subject to any outstanding order, judgment or decree restricting its use or adversely affecting the applicable Seller Party’s rights thereto, and all material Owned Auto Intellectual Property has been used with all Patent, Trademark, copyright, confidential, proprietary, and other Intellectual Property notices and legends prescribed by Law or otherwise reasonably appropriate and to the Seller Parties’ knowledge, is valid, subsisting and enforceable.  Except as set forth on Schedule 5.11(e), there are no Suits or claims pending or to Seller’s knowledge threatened concerning the Owned Auto Intellectual Property, and, to the Seller Parties’ knowledge, no valid basis for any such Suits or claims exists.  To the Seller Parties’ knowledge, all Licensed Auto Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding Order restricting its use or adversely affecting or reflecting the applicable Seller Party’s rights thereto.  To the Seller’s knowledge, there are no Suits or claim pending or threatened concerning the Licensed Auto Intellectual Property or the right of the applicable Seller Party to use the Licensed Auto Intellectual Property.

(f)            Except as provided in item #2 of Schedule 5.22, the applicable Seller Party has timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Registered Owned Auto Intellectual Property.  All documentation necessary to confirm and effect the applicable Seller Party’s ownership of the Registered Owned Auto Intellectual Property, if acquired from other Persons, has been recorded in the United States Patent and Trademark Office, the United States Copyright Office and other official offices.

(g)         The applicable Seller Party has taken all reasonable measures to protect the secrecy, confidentiality and value of all trade secrets used in the Automotive Business (collectively, “Trade Secrets”).  To the Seller’s knowledge, no unauthorized disclosure of any Trade Secrets has been made.

(h)         The Auto Intellectual Property includes, and each Seller Party owns or has valid rights to use, the IT Systems that are not Excluded Intellectual Property.  Except as set forth on Schedule 5.11(h), no affiliate of Seller other than the Seller Parties owns or has rights to the material IT Systems.  The material IT Systems that are not Excluded Intellectual Property are adequate in all material respects for their intended use and for the operation of the Automotive Business as currently conducted or as specifically contemplated to be conducted pursuant to a Seller Party’s current, active business initiatives, and are in good working condition (normal wear and tear excepted).  There has not been any material malfunction with respect to any of the material IT Systems that are not Excluded Intellectual Property since January 1, 2004 that has not been remedied in all material respects.

(i)             The Acquired Subsidiaries have, where required, filed appropriate notifications with the Information Commissioner’s Office or the relevant authority pursuant to the EU Data Protection Directive 95/46/EC and all related legislation.  The Automotive Business complies in all material respects with EU Data Protection Directive 95/46/EC and all related legislation.

(j)             To the knowledge of Seller, no written notice alleging non-compliance with any data protection legislation (including enforcement notices, deregistration notices, transfer prohibition notices and equivalent notices) has been received by any Acquired Subsidiary from any competent data protection authority.  No fines have been paid by any Acquired Subsidiary to any competent data protection authority in relation to any non-compliance with data protection legislation since January 1, 2003.  To the knowledge of Seller, no Acquired Subsidiary has received a written claim for compensation from any individual in the 12 months prior to the date of this Agreement in respect of any infringement or alleged infringement of applicable data protection legislation.

5.12                           Taxes.

Except as set forth on Schedule 5.12 hereto:

(a)          Each Acquired Subsidiary and each affiliated group (within the meaning of Section 1504 of the Code) or consolidated, combined, unitary or similar group (under state, local or foreign Tax law) of which any Acquired Subsidiary is or has been a member (each, an “Affiliated Group”) have timely filed all federal, state, local and foreign returns, reports, statements and forms required to be filed under the Code or applicable state, local or foreign Tax laws (“Tax Returns”) and such Tax Returns are true, correct and complete.  All Taxes owed by each Acquired Subsidiary or any Affiliated Group, as shown on any Tax Return to the extent required to be shown on a Tax Return, and all other Taxes to the extent not required to be shown on a Tax Return, have been paid in full.  Each Acquired Subsidiary has been included only in the combined, consolidated, unitary or similar groups for federal, state, local or foreign income Tax purposes described in Schedule 5.12(a).

(b)         No Tax liens have been filed and no claims are being asserted with respect to any Taxes of any Acquired Subsidiary, any Affiliated Group or any Acquired Asset, and no examination, audit or inquiry is currently being conducted by any Governmental Authority, including any examination, audit or inquiry which could result in a Tax liability for which an Acquired Subsidiary could be severally liable under Section 1.1502-6 of the U.S. Treasury regulations or any comparable state, local or foreign Tax provisions governing the liability for Tax of the members of a Tax group.  Except as described in Schedule 5.12(b), none of the Acquired Subsidiaries or any Affiliated Group has any liability for unpaid Taxes.  There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of any Acquired Subsidiary or any Affiliated Group.  No director or officer (or employee responsible for Tax matters) of the Seller or any of the Acquired Subsidiaries expects any Governmental Authority to assess any additional Taxes on any of the Acquired Subsidiaries for any period for which Tax Returns have been filed or in respect of the Acquired Assets for any period ending on or before the Closing Date.

(c)          Each Acquired Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes and is not liable for any Taxes for failure to comply with such Laws.

(d)         None of the Acquired Subsidiaries is a party to any agreement or understanding providing for the allocation or sharing of Taxes other than with respect to each other or with the Seller.

(e)          None of the Acquired Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Seller or any Acquired Subsidiary and neither the Seller nor any Acquired Subsidiary has knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method, except as set forth on Schedule 5.12(e)(i).  None of the Acquired Subsidiaries is required to include any item of income in, or exclude any item of income from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any “closing agreement” as described in Section 7121 of the Code (or comparable provision of state, local or foreign Tax law), (B) any installment sale or open transaction made on or prior to the Closing Date or (C) as a result of any prepaid amount received on or prior to the Closing Date.  The acquisition of the Acquired Subsidiaries will not be a factor causing any payments to be made by any Acquired Subsidiary to be nondeductible (in whole or in part) pursuant to Section 280G or 162(m) of the Code, and none of the Acquired Subsidiaries is a party to any agreement or understanding that could require it to pay any amount that would not be deductible under either such section.  No consent or election under Section 341 of the Code (prior to its repeal) has been made for any Acquired Subsidiary.  None of the Acquired Assets or property of any Acquired Subsidiary is “Tax exempt use property” within the meaning of Section 168(h) of the Code, and no Acquired Subsidiary is a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, except as set forth on Schedule 5.12(e)(ii).

(f)            None of the Acquired Subsidiaries has distributed stock or has had its stock distributed in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g)         Since January 1, 2000, neither the Seller nor any Acquired Subsidiary has filed with respect to any item a disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure under state, local or foreign Tax statutes.

5.13                           Employee and Labor Relations.

(a)          Schedule 5.13(a) sets forth a list of each Collective Bargaining Agreement and works council agreement which applies to the Seller Party, as of the date hereof, applicable to employees of the Automotive Business.  Seller has delivered or made available to Purchaser a copy of each such Collective Bargaining Agreement which is complete and correct in all material respects.  Each Collective Bargaining Agreement set forth on Schedule 5.13(a) has been administered in all material respects by Seller Parties in accordance with its terms and all applicable Laws.  To the knowledge of Seller, no employee organizing efforts are pending with respect to nonunionized employees of the Automotive Business.  Within the last three years, there has been no strike, work slowdown, work stoppage, lockout or other material labor dispute with respect to employees of the Automotive Business, nor is any strike, work slowdown, work stoppage, lockout or other material labor dispute pending or, to the knowledge of Seller, threatened.  Except as set forth on Schedule 5.13(a), there is no material unfair labor practice charge or complaint with respect to the Automotive Business pending before the National Labor Relations Board or any similar Governmental Authority outside of the United States involving any Seller Party.

(b)           Employees of the Acquired Subsidiaries in Canada, China, the Czech Republic, France, Germany and Spain are not engaged (wholly, mainly or in part) in any business of the Seller Party other than the Automotive Business.

(c)           Except as set forth on Schedule 5.13(c), there is no pending grievance or arbitration involving any employee of the Automotive Business that, individually involves or would reasonably be expected to involve an amount in controversy of at least $100,000, or when aggregated with other grievances or arbitrations based on substantially the same facts or circumstances, involves or would reasonably be expected to involve an amount in controversy of at least $200,000.

(d)           Except as set forth on Schedule 5.13(d), no discrimination charges or complaints with respect to or relating to the Automotive Business are pending before the Equal Employment Opportunity Commission or any other similar Governmental Authority responsible for the prevention of unlawful employment practices that, individually involves or would reasonably be expected to involve an amount in controversy of at least $100,000, or when aggregated with other claims based on substantially the same facts or circumstances, involves or would reasonably be expected to involve an amount in controversy of at least $200,000.

(e)          No event giving rise to the requirement that notice be given to any employee of the Automotive Business under the WARN Act or under any similar foreign, state or local law has occurred or been announced during the 90-day period ending on the date of this Agreement or any longer period required by any local legislation.

(f)            There is no “multiemployer plan” as defined in Section 4001(a)(3) of ERISA (i) to which Seller maintained, administers, contributes or is required to contribute and (ii) which covers any current or former employee, consultants or directors of the Automotive Business.

(g)         Except as set forth on Schedule 5.13(g), to Seller’s knowledge, there are no obligations for a Seller Party to apply or extend to the employees of the Automotive Business the terms of an existing redundancy plan in the event of dismissals.

(h)   No freelancers, consultants or outsourced employees, who perform services for Seller and are not treated as employees by Seller, can be considered to be an employee of Seller and the Acquired Subsidiaries triggering Tax and social security withholding obligations.

(i)             With respect to the Acquired Subsidiaries in Canada, all employees on layoff received the appropriate written notice of layoff prior to the commencement of their respective layoffs, and all requirements of Part XV of the Ontario Employment Standards Act, 2000 respecting notice, pay in lieu of notice, or termination pay have been met.

5.14                           Compliance with Laws.

Except with respect to matters addressed by Section 5.17 hereto and except as provided on Schedule 5.14, the Acquired Subsidiaries have complied with all Laws applicable to them, Seller has complied with all Laws applicable to it, that relate to the Automotive Business, except where such failure to comply would not have, individually or in the aggregate, a Material Adverse Effect, Seller Parties have complied in all material respects with all applicable Laws related to notices to or consultation with employee representative bodies in connection with the Transaction to date, and no Acquired Subsidiary has received a notice of a material violation of any Law, and Seller has not received a notice of a material violation of any Law in connection with the Automotive Business, other than violations which have been cured and as to which any related proceedings before or involving any Governmental Authority have been finally resolved.

5.15                           Litigation.

Except with respect to matters addressed by Section 5.17 hereto or as set forth on Schedule 5.15 hereto, no Seller Party is involved in any pending or, to the knowledge of Seller, threatened action, proceeding or litigation involving the Automotive Business or the Acquired Subsidiaries or any investigation involving the Automotive Business or the Acquired Subsidiaries by any Governmental Authority or any legal, administrative or arbitration proceeding, or is subject to any Order with respect to the Automotive Business or the Acquired Subsidiaries, other than worker’s compensation proceedings and workplace grievance proceedings.  None of the matters disclosed on Schedule 5.15 would, if adversely determined to the Seller Parties, individually or in the aggregate have a Material Adverse Effect.

5.16                           Product Liability.

Except for matters set forth on Schedule 5.16 hereto or which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Seller Party is party to any claim, proceeding or litigation involving (and, in the last 12 months, with respect to the Acquired Subsidiaries or the Automotive Business, no Seller Party has received any written notice relating to any claim involving) any service provided or any product designed, manufactured, serviced, produced, modified, distributed or sold by or on behalf of such Seller Party, resulting from an alleged defect in design, manufacture, materials or workmanship, performance, or any alleged failure to warn, or from any alleged breach of implied warranties or representations, or any alleged noncompliance with any applicable Laws pertaining to products liability matters, other than notices or claims that have been settled or resolved or for which a reserve has been reflected in the Financial Statements.

5.17                           Environmental Matters.

Except as set forth on Schedule 5.17, to the knowledge of the Seller:

(i)                                     The operations of the Acquired Subsidiaries, the Automotive Business, and Owned Real Property and Leased Real Property and Acquired Assets are in material compliance with Environmental Laws;

(ii)                                  The Seller Parties have obtained and own or possess all material permits, licenses, franchises, certificates, approvals and other authorizations which are required under Environmental Laws to operate the facilities and assets and conduct of its business as it is presently conducted (collectively, the “Environmental Licenses”) and are in material compliance with all such Environmental Licenses;

(iii)                               No loss of any Environmental License is pending, or, to the knowledge of Seller, threatened as a result of the Transaction or otherwise, except for normal expiration in accordance with the terms thereof;

(iv)                              The Seller Parties are in compliance, in all material respects, with all terms and conditions of all Environmental Licenses and with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable Environmental Laws;

(v)                                 Seller has no knowledge or notice of any threatened or pending Environmental Claim against any Seller Party or any of their respective predecessors in interest or that involve any Owned Real Property or Leased Real Property, facility or asset of any Seller Party or any predecessors in interest;

(vi)                              To the knowledge of Seller, no Environmental Claims are pending against any Seller Party or any of their respective predecessors in interest related to any facilities that may have received Hazardous Materials generated by the Seller Parties or any of their respective predecessors in interest;

(vii)                           There has been no Release at any of the Owned Real Property or Leased Real Property owned or operated by any Seller Party or any of their respective predecessors in interest, or to the knowledge of the Seller, at any off-site treatment, storage or disposal facility which received Hazardous Materials generated by any Seller Party or any of their respective predecessors in interest which is reasonably likely to result in Environmental Liabilities;

(viii)                        To the knowledge of Seller, the Seller Parties have made available to Purchaser true and complete copies of all permits, reports, studies, investigations, correspondence and environmental site assessments dated January 1, 1999 or after regarding any Environmental Liabilities of the Seller Parties or affecting the Automotive Business or any of the Owned Real Property or Leased Real Property, facilities, operations or assets, that are in possession of the Seller Parties; and

(ix)                                None of the items listed on Schedule 5.17, individually or in the aggregate, would have a Material Adverse Effect.

5.18                           Insurance.

All insurance policies of the Seller Parties with respect to the Automotive Business, (i) are set forth on Schedule 5.18 hereto, (ii) are in full force and effect and are valid and enforceable (except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies, or by applicable bankruptcy or insolvency laws and related decisions affecting creditors’ rights generally) and (iii) cover against all risks normally insured against by entities in the same or similar lines of business in coverage amounts typically and reasonably carried by such entities.  All premiums due thereunder have been paid.

5.19                           Suppliers and Customers.

(a)          Schedule 5.19(a) sets forth a list of the 10 largest suppliers of the Automotive Business (each, a “Top 10 Supplier”) and the 10 largest customers of the Automotive Business (each, a “Top 10 Customer”) in each case measured by purchases, sales and service revenues, respectively, during the fiscal year ended November 30, 2003.

(b)         Except as set forth on Schedule 5.19(b), since November 30, 2003, no Top 10 Supplier or Top 10 Customer has cancelled or terminated or not renewed or, to the knowledge of Seller, threatened to cancel or terminate or not renew, its relationship with the Seller Parties or has materially altered the terms thereof, or materially reduced its supply or purchase of products to or from the Automotive Business.

(c)          Since November 30, 2003, none of the suppliers or customers of the Automotive Business (other than the Top 10 Suppliers and Top 10 Customers) has cancelled or terminated or not renewed or, to the knowledge of Seller, threatened to cancel or terminate or not renew, its relationship with the Seller Parties or materially altered the terms of, or materially reduced its purchase or supply of products from or to the Automotive Business, except for any such cancellations, terminations, non-renewals or reductions that would not, individually or in the aggregate, have a Material Adverse Effect.

5.20                           Financial Statements; Undisclosed Liabilities.

(a)          Except as set forth on Schedule 5.20(a), the combined balance sheets of the Automotive Business as of November 30, 2002 and 2003 (the “Year-End Balance Sheets”), true and complete copies of which are attached hereto in Schedule 5.20(a), were prepared in accordance with GAAP on a consistent basis throughout the periods presented and fairly present the assets and liabilities (whether accrued, contingent or otherwise) and financial position of the Automotive Business and the Excluded Subsidiaries at such dates.  Except as set forth on Schedule 5.20(a), the combined balance sheet of the Automotive Business as of May 31, 2004 (the “May Balance Sheet”), a true and complete copy of which is attached hereto in Schedule 5.20(a), was prepared in accordance with GAAP on a basis consistent with the segment information contained in Seller’s audited financial statements for the fiscal year ended November 30, 2003, and fairly presents the assets and liabilities (whether accrued, contingent or otherwise) and financial position of the Automotive Business and the Excluded Subsidiaries at such date.

(b)         Except as set forth on Schedule 5.20(b), the combined statements of results of operations, retained earnings and cash flows of the Automotive Business for the 12-month periods ended November 30, 2002 and 2003, true and complete copies of which are attached hereto in Schedule 5.20(b), were prepared in accordance with GAAP on a consistent basis throughout the periods presented and fairly present the results of operations, retained earnings and cash flows for the Automotive Business and the Excluded Subsidiaries for such periods.  Except as set forth on Schedule 5.20(b), the combined segment of results of operations, retained earnings and cash flows for the 6-month period ended May 31, 2004, true and complete copies of which are attached hereto in Schedule 5.20(b), were prepared in accordance with GAAP on a basis consistent with the segment information contained in Seller’s audited financial statements for the fiscal year ended November 30, 2003, and fairly present the results of operations, retained earnings and cash flows for the Automotive Business and the Excluded Subsidiaries for such periods.

(c)          Except as set forth on Schedule 5.20(c), the Automotive Business has no Liabilities that would be required to be reflected on a balance sheet, or any notes thereto, prepared in accordance with GAAP, except for (i) liabilities reflected on the May Balance Sheet, (ii) current liabilities incurred after the date of the May Balance Sheet in the ordinary course of business consistent with past practice and (iii) Excluded Liabilities.

(d)           GDX Automotive Iberica, S.L. has (i) drawn-up (formulado); (ii) approved (aprobado) and (iii) filed for registration (depositado) at the relevant Mercantile Registry, its annual accounts regarding the fiscal year ending, November 30, 2003 within the legal terms provided by the applicable legislation.

(e)          The Acquired Subsidiaries have no Liabilities arising from previously owned or operated businesses that are not part of the Automotive Business or from owned or leased properties other than the Leased Real Property or Owned Real Property except for Liabilities reflected on the May Balance Sheet.

5.21                           Intercompany Contracts.

Except as set forth on Schedule 5.21, (i) the Acquired Assets do not include, and the Acquired Subsidiaries are not a party to, any Contract, commitment or transaction with Seller or any of its affiliates (other than the Acquired Subsidiaries) and (ii) neither Seller nor any of its affiliates (other than the members of the Seller Group or the Acquired Subsidiaries) provides any services or products to the Automotive Business, other than periodic support by headquarters’ personnel on an “as-needed” basis.

5.22                           Absence of Certain Changes.

Except as set forth on Schedule 5.22, since May 31, 2004 (a) the Automotive Business has been conducted only in the ordinary course consistent with past practice, and (b) there have been no facts, changes, conditions, circumstances or occurrences or nonoccurrences of any events that have had, or are reasonably likely to have, individually or in combination with other such facts, changes, conditions, circumstances or occurrences or nonoccurrences, a Material Adverse Effect and (c) no action that would have been prohibited by ARTICLE VIII (other than Section 8.2(xvi) and Section 8.2(xvii)) has been taken or is committed to be taken.

5.23                           Brokers’ Fees.

No Seller Party has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transaction, except that Seller may be obligated to pay a fee to Deutsche Bank Securities, Inc. in connection with the Transaction.

5.24                           Employee Benefits.

(a)          Schedule 5.24(a) sets forth a list of all Employee Benefit Plans.

(b)         Seller has delivered or made available to Purchaser complete and correct copies of each Employee Benefit Plan, or written summaries of any unwritten material Employee Benefit Plan and each employee handbook applicable to employees of the Automotive Business, and with respect to each Employee Benefit Plan, if applicable, the current summary plan description, related trust agreements or insurance contracts, the latest Internal Revenue Service (IRS) determination letter, the last annual financial statement, the last annual report on IRS Form 5500 (including all required schedules and accountant’s opinions), the last actuarial report, and the last PBGC Form 1 (and, if applicable, PBGC Form 1ES), or in each case any analogous forms or filings required in jurisdictions other than the United States, if requested by Purchaser.

(c)          With respect to each Employee Benefit Plan maintained within the United States, the assets and Liabilities of which will be transferred as provided in Section 6.1 (i) each Seller Party, as applicable, is in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations thereunder, including the benefit continuation provisions of COBRA; (ii) to the knowledge of Seller, there has been no violation of ERISA’s fiduciary obligations nor any prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) that could reasonably be expected to result in material liability for the Automotive Business; (iii) no plan has any liability for any federal, state, local or foreign Taxes; and (iv) all reports required to be filed (if any) with the Department of Labor, state and local governments, and the Internal Revenue Service have been filed with respect to each such plan and with respect to the Transaction contemplated by this Agreement; and (v) each Employee Pension Benefit Plan and each related trust agreement, annuity contract or other funding instrument that is intended to be qualified and tax-exempt under the provisions of Code Sections 401(a) and 501(a) (other than the GDX Plan for which a determination letter application will be filed prior to Closing) has been determined by the Internal Revenue Service to be so qualified and tax-exempt and no event has occurred since the date of such favorable determination letter that would adversely affect the qualified status of such Employee Pension Benefit Plan.  Seller and its ERISA Affiliates have no outstanding liability with respect to any Employee Pension Benefit Plan subject to Title IV of ERISA that was previously maintained or contributed to by Seller or any of its ERISA Affiliates.  With respect to any “defined benefit plan”, within the meaning of Section 3(35) of ERISA, maintained or contributed to by Seller or any of its ERISA Affiliates: (A) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (B) no “accumulated funding deficiency,” within the meaning of Section 302 of ERISA or Section 412 of the Code, whether or not waived, has been incurred; (C) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six years; and (D) no lien has arisen under ERISA or the Code on the assets of Seller and its ERISA Affiliates.

(i)            With respect to each Employee Benefit Plan maintained outside the United States (collectively, the “Non-US Plans”), except as set forth on Schedule 5.24(c), to the knowledge of Seller, each Seller Party, as applicable, is in compliance in all material respects with the laws and regulations applicable to such plan and the provisions of such plan’s governing documentation.  Each Non-U.S. Plan and related funding arrangement that is intended to qualify for tax-favored and/or, to the knowledge of Seller, social security payment-favored status has been reviewed and approved for such status by the appropriate Governmental Authority (or has been submitted for such review and approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status, and/or, to the knowledge of Seller, social security payment-favored status.

(ii)           To the knowledge of Seller, Seller has withheld and remitted all amounts required to be so withheld and remitted whether under statute or contract, including without limitation the Canada Pension Plan, Employment Insurance Act, and Workplace Safety and Insurance Act (“WSIA”) (Ontario), and, except as set forth on Schedule 5.24(c), neither the Seller nor the Acquired Subsidiaries are subject to any surcharge or experience-related charge under WSIA, and neither the Seller’s nor any relevant Acquired Subsidiary’s WSIA experience rating has changed in the three years preceding the Closing Date.

(iii)                               As of the Closing Date, (A) with respect to any Non-US Plans, other than unfunded arrangements, the plan is in material compliance with the funding requirements under applicable local Law; and (B) with respect to any Non-US Plans that are financed by book reserves, the balance sheet reserves fully recognize the accrued liabilities in accordance with local requirements and practice.

(iv)          To the knowledge of Seller, the pension payments of the German subsidiaries towards its pensioners have been adjusted on an ongoing basis to the extent legally required under Section 16 of the German Company Pension Act or under any individual or collective benefit plan.  There are no additional adjustment requirements.

(d)         To the extent any Employee Benefit Plan is insured, each Seller Party, as applicable, has timely paid or accrued or will pay or accrue when due all premiums required to be paid for all periods through and including the Closing Date.  To the extent that any Employee Benefit Plan is funded other than with insurance, each Seller Party, as applicable, has timely made or accrued or will have timely made or accrued all contributions required to be paid for all periods through and including the Closing Date.

(e)          No Seller Party has incurred any liability on account of a termination of an Employee Benefit Plan which has not been satisfied.

(f)            No Seller Party has incurred any liability on account of a complete or partial withdrawal from any multiemployer pension plan that has not been satisfied.

(g)         Except as provided on Schedule 5.24(g), no Seller Party has taken any action to prohibit any amendment or termination of any Employee Benefit Plan that provides post-retirement benefits for any reason, except as required by any applicable laws or regulations (including with respect to cost maintenance obligations incurred pursuant to Section 420 of the Code) and the requirements of any collective bargaining agreement.

(h)         All benefits (including, without limitation, compensation, benefits, vacation, and sick leave) earned by employees of the Automotive Business pursuant to any Employee Benefit Plan have been accrued, paid, or provided for in the accounts or will be accrued, or provided for in the accounts prior to the Closing Date.

(i)             To the knowledge of Seller, (A) no actions, suits or claims with respect to the Employee Benefit Plans (other than routine claims for benefits) are pending or threatened which could result in any material liability and (B) there are no circumstances which would give rise to or be expected to give rise to any such actions, suits or claims.

(j)             Except as set forth on Schedule 5.24(j), no Employee Benefit Plan, employment agreement, consulting agreement, independent contractor agreement, or collective bargaining agreement provides health, life insurance or other welfare benefits to retirees or other terminated employees of the Automotive Business, other than continuation coverage required by COBRA.

(k)          To the knowledge of Seller, no Employee Benefit Plan is currently under governmental investigation or audit and no such investigation or audit is contemplated or under consideration.

(l)             Except as otherwise set forth on Schedule 5.24(l), the consummation of the Transaction, either alone or in combination with another event, will not materially increase any benefits or result in the acceleration or creation of any rights of any person to benefits under any Employee Benefit Plan (including but not limited to, the acceleration of the vesting or exercisability of any stock options, the acceleration of the accrual or vesting of any benefits under any Employee Benefit Plan, or the acceleration or creation of any rights under any severance or change in control agreement).  No payment or benefit to be provided to any employee of the Automotive Business in connection with the consummation of the Transaction, either alone or in combination with another event reasonably expected to constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

5.25                           Reserved.

5.26                           Permits.

Schedule 5.26 sets forth a list of all material permits, licenses, approvals and authorizations by or from Governmental Authorities relating to and used in the operation of the Automotive Business and held in the name of Seller or its affiliates (the “Permits”).  Each Seller Party owns or possesses all right, title and interest in and to all of the Permits which are necessary to carry on the Automotive Business as presently conducted by it except for those the failure of which to have would not, individually or in the aggregate, result in a Material Adverse Effect on the Automotive Business.  As of the date hereof and except as set forth on Schedule 5.26, none of the Seller Parties has received any written notice from any Governmental Authority revoking, modifying or refusing to renew any material Permit or providing notice of any material violation under any Permit and all material Permits will continue to be in effect after the Closing and none shall expire within ninety (90) days of the Closing.

5.27                           Accounts Receivable.

All of the accounts receivable reflected in the Financial Statements have arisen, and in the case of the Closing Working Capital will have arisen, from bona fide transactions entered into in the ordinary course of the operation of the Automotive Business and are reasonable in amount for the time of year and in light of prevailing industry conditions.  Subject to any reserves set forth in the Financial Statements and the Adjustment Statement, to the knowledge of Seller, the accounts receivable reflected on the Adjustment Statement are collectible in the ordinary course of the operation of the Automotive Business.

5.28                           Tooling Expenditures.

Schedule 5.28 sets forth a list of all tooling projects completed, pending or planned to commence prior to September 30, 2004, at the request of customers of the Automotive Business for which the Seller Group is customarily entitled to reimbursement, together with the amount of tooling expenditures incurred for such project.

ARTICLE VI

EMPLOYEE MATTERS

6.1                                 Employee Benefit Plans Assets and Liabilities.

Subject to any more specific requirements of Section 6.2 of this Agreement, Seller will cause all of the assets and Liabilities associated with any Employee Benefit Plan, to the extent that it benefits U.S. employees of the Automotive Business hired by Purchaser pursuant to Section 6.2(a) of this Agreement or employees of the Acquired Subsidiaries, to be transferred to and assumed by Purchaser, except that Seller will retain all of the assets and Liabilities associated with the following: (i) any Employee Benefit Plan that is an Employee Pension Benefit Plan maintained within the United States, and (ii) any post-retirement medical Employee Benefit Plan to the extent that it benefits any (A) former U.S. employees of the Automotive Business as of the Closing Date and (B) active U.S. employees of the Automotive Business who, as of the Closing Date, are not subject to a collective bargaining agreement.

6.2                                 Employee Benefit Matters.

(a)                                  Purchaser shall offer employment to all of the U.S. employees of the Automotive Business as of the Closing Date, and, except as required pursuant to any Collective Bargaining Agreement, at compensation rates and with employee benefits comparable, on an aggregate basis, to those in place as of the Closing, for a period of 12 months from the Closing Date.  Such hired employees are hereinafter referred to as “Transferred Employees.”  If an employee who is offered employment by Purchaser rejects such an offer, Seller shall be responsible for satisfying any severance obligations and any obligations under COBRA.  Notwithstanding the first sentence of this Section 6.2(a), Seller agrees that the determination of “comparable employee benefits” shall not take into account any stock option, equity incentive or retiree medical plans in place as of the date hereof.  Such determination will take into account the Seller’s proposal, as of the date hereof, to change the copayment arrangements under its medical, prescription and dental plans, and normal rate adjustments to reflect medical inflation.

(b)                                 In accordance with the terms of the Transition Services Agreement, for a period of six months after the Closing Date (or for a shorter period of time if desired by Purchaser), each Transferred Employee may continue to participate, at Purchaser’s cost, in health and welfare plans not already administered by the Automotive Business of the Seller in which he or she participated immediately before the Closing Date.  In addition, pursuant to the Transition Services Agreement, Seller shall assist Purchaser with the transition to new agreements with vendors.

(c)                                  Purchaser shall grant or cause to be granted full credit to the Transferred Employees for (i) time employed by Seller and its predecessors prior to the Closing for purposes of vacation, other paid time off, severance pay, welfare benefits, vesting eligibility for early retirement under Purchaser’s retirement plans and any other purposes for which an employee’s service may be relevant, and (ii) payments made toward welfare plan annual deductible limits and the like.  Purchaser shall waive or cause to be waived under its welfare benefit plans any applicable waiting periods for coverage of any employees of the Automotive Business and their dependents that did not exist under Seller’s welfare benefit plans, including post-retirement medical plans with respect to such employees or their dependents immediately prior to the Closing Date.  Purchaser shall also waive or cause to be waived under its welfare benefit plans any exclusion or limitation with respect to any pre-existing condition of any employee of the Automotive Business or their dependents that did not apply under Seller’s welfare benefit plans with respect to such employee or dependent immediately prior to the Closing Date.  Plan year 2004 deferrals and reimbursements by or to employees under any of Seller’s flexible benefit plans shall be carried over and applied to such employees’ accounts under Purchaser’s flexible benefit plans.  Seller shall transfer to Purchaser assets under Seller’s flexible benefit plans equal to plan year 2004 deductions less reimbursements.

(d)                                 Liability for incurred but not reported (IBNR) claims under any self-insured Employee Benefit Plan shall be transferred by an accrual as a current liability in the Closing Working Capital.

(e)                                  Purchaser shall implement a severance plan (“Purchaser’s Severance Plan”) that shall provide benefits to any Transferred Employee and any employee of GDX Automotive, Inc. whose employment is involuntarily terminated without cause, equal to the benefits such employee would have received under the applicable Seller Party’s severance plan (“Seller’s Severance Plan”) that applied to such employee immediately prior to the Closing Date.  Purchaser’s Severance Plan shall remain in force for at least 12 months following the Closing Date, provided, however, that the plan and the benefits it provides may be modified, reduced or eliminated pursuant to good faith bargaining with works councils or other employee representatives.

(f)                                    Purchaser shall indemnify Seller and hold it harmless from and against any claims made for severance pay or allowance, termination pay or allowance or pay in lieu of notice (including government-mandated separation benefits) arising out of any action by Purchaser with respect to the employment of any Transferred Employee or employee of an Acquired Subsidiary after the Closing Date.

(g)                                 As of the Closing Date, Purchaser shall assume and succeed to all of the obligations of Seller under the collective bargaining agreements listed on Schedule 6.2(g) (the “Collective Bargaining Agreements”).  Notwithstanding any other provision of this Agreement, and notwithstanding any renegotiation, upon expiration or otherwise, of any such Collective Bargaining Agreement, Purchaser shall provide, and shall cause any U.S. Acquired Subsidiaries to provide, at its and their expense, to any eligible Transferred Employee of the Automotive Business or any employee of a U.S. Acquired Subsidiary, other than a Transferred Employee or employee of a U.S. Acquired

Subsidiary described in clause (ii) of Section 6.1, who retires prior to January 1, 2006, retiree medical benefits that are identical to the retiree medical benefits provided, as of the date hereof, under an Employee Benefit Plan or pursuant to a Collective Bargaining Agreement.  Except as provided in the preceding sentences, nothing in this Agreement shall expand or restrict any right of Seller or Purchaser to amend or terminate such coverage to the extent permitted under applicable laws, rules, regulations (including cost maintenance obligations incurred pursuant to Section 420 of the Code) and collective bargaining agreements.

(h)                                 Effective as of the Closing, Purchaser shall establish or amend its tax-qualified, defined contribution plan (“Purchaser’s Defined Contribution Plan”), to provide for participation by the Transferred Employees immediately following the Closing Date.  Purchaser’s Defined Contribution Plan shall take into account for purposes of eligibility and vesting each Transferred Employee’s service with Seller.

(i)            Upon Closing, Seller shall fully vest all Transferred Employees’ account balances under Seller’s defined contribution plan (“Seller’s Defined Contribution Plan”).  All Transferred Employees shall be entitled to either (i) a distribution of their vested account balances under Seller’s Defined Contribution Plan in accordance with its terms, (ii) maintain such accounts in Seller’s Defined Contribution Plan in accordance with its terms, or (iii) transfer their respective account balances (including any unpaid participant loans in such accounts) directly to Purchaser’s Defined Contribution Plan.  If any Transferred Employee elects to transfer his or her account balance to Purchaser’s Defined Contribution Plan, then Seller shall cause the trustee of Seller’s Defined Contribution Plan to transfer to the trustee or other funding agent of Purchaser’s Defined Contribution Plan the assets allocated to the accounts of such employee under Seller’s Defined Contribution Plan.  Each such transfer shall comply with Section 414(1) of the Code and the requirements of ERISA and the regulations promulgated thereunder.  Further, no transfer shall be made unless and until Seller and Purchaser each provide each other with a current favorable determination letter from the IRS, or an opinion of counsel, as to the qualification of its respective plan.

(j)                                     Upon completion of the transfer of assets described in Section 6.2(i), Purchaser’s Defined Contribution Plan shall assume the benefit liabilities under Seller’s Defined Contribution Plans with respect to those Transferred Employees who have elected to transfer their account hereunder, and neither Seller nor Seller’s Defined Contribution Plans shall have any further obligation or responsibility with respect to such liabilities, which shall be considered for all purposes as having been satisfied as a result of such transfer.

(k)                                  Pension

(i)                                     Effective as of the date of this Agreement, Seller shall cause the GenCorp Consolidated Pension Plan (“Seller’s Pension Plan”) to be amended and will take such other action necessary to provide for the spin-off of all liabilities, and related assets, attributable to all active U.S. employees of the Automotive Business as of such date to a separate qualified defined benefit pension plan sponsored by Seller (the

“GDX Plan”).  Such spin-off will be made in accordance with Code section 414(l) based on updated census data as of the date of this Agreement, and the amount of assets to be transferred in connection therewith (the “Transferred Asset Amount”) will be determined using actuarial assumptions and methods considered by Seller’s actuary to be reasonable under Code section 414(l) as of the date of this Agreement, provided that if such amount is less than (i) the projected benefit obligation with respect to active U.S. employees of the Automotive Business as of the date of this Agreement (“PBO”), plus (ii) $7,000,000, Seller shall transfer the difference from sources other than Seller’s Pension Plan, first to the GDX Plan if a tax deductible contribution is permitted prior to Closing and, to the extent a tax deductible contribution is not permitted, then by cash payment to Purchaser (the “Pension Adjustment Payment”).  For purposes of this Section 6.2(k), Seller covenants and agrees that the PBO will be determined in accordance with GAAP in a manner consistent with the manner in which it is determined for purposes of Seller’s financial statements, including use of a 6½ % discount factor, which was the manner used for the determination of the indicative estimate of a PBO of $50 million provided to Purchaser during the course of negotiations between the Parties.

(ii)                                  The GDX Plan will be substantively identical to Seller’s Pension Plan as amended pursuant to the favorable Determination Letter issued by the Internal Revenue Service on June 3, 2004 and as in effect immediately prior to the date of this Agreement; provided that Purchaser may amend, modify or terminate the GDX Plan after its assumption of such GDX Plan, subject to the terms of the GDX Plan, the terms of this Agreement, any applicable collective bargaining agreement and applicable law.

(iii)                               The assets of Seller’s Pension Plan to be transferred to the GDX Plan shall be in the form of assets which mirror the investment portfolio of Seller’s Pension Plan.  Seller shall transfer 90% of the Transferred Asset Amount from Seller’s Pension Plan to the GDX Plan when it is determined by Seller’s actuary in accordance with Section 6.2(k)(i) (the “Determination”) no later than 90 days after the date of this Agreement, and no less than 30 days after Seller has filed a Form 5310-A with the Internal Revenue Service with respect to such transfer; provided that Seller shall file such Form 5310-A within 30 days of the date of this Agreement.

(iv)                              Beginning on the date of this Agreement and for the entire period that the assets attributable to the GDX Plan remain in the GenCorp Master Retirement Trust, (i) the GDX Plan will be responsible for the payment of all benefits due thereunder, and (ii) the GDX Plan will share the same investment experience (positive or negative) as Seller’s Pension Plan, and will bear its appropriate share of administrative and investment-related expenses.

(v)                                 Effective as of the later of (A) the initial transfer of assets from Seller’s Pension Plan in accordance with Section 6.2(k)(iii) or (B) the Closing Date, Purchaser shall assume the GDX Plan and Seller and Purchaser shall cooperate to effect the transition of administrative functions and to transfer GDX Plan assets to an appropriate trustee designated by Purchaser.

(vi)                              Seller’s actuary shall promptly deliver a copy of its Determination to Purchaser, together with such supporting information as is reasonably necessary to permit Purchaser’s enrolled actuary to verify Seller’s actuary’s calculations.

(A)                              Within 45 days after Purchaser receives the Determination and supporting information described in Section 6.2(k)(vi), Purchaser may identify any material errors or issues in the Determination.  The Determination will be conclusive and binding on the parties unless Purchaser, within the 45-day period after the delivery of the Determination, notifies Seller in writing that it disputes the calculation, specifying the nature of the dispute and the basis therefore (the “Dispute Notice”).  Seller’s actuary shall attempt to resolve any such dispute as promptly as practicable.

(B)                                Enrolled actuaries retained by each of Purchaser and Seller shall attempt in good faith to reach agreement to resolve all of the disputes set forth in the Dispute Notice within 45 days after the Dispute Notice is given to Seller by Purchaser.  If the disparity between the two is less than 1% of the Transferred Asset Amount as indicated in the Determination, the determination of Seller’s actuary with respect to the Determination shall be conclusive.  If the differential is more than 1%, the dispute with respect to the Determination shall be resolved as set forth under subparagraphs (1) and (2) below.

(1)                                  Purchaser and Seller shall jointly select a third, impartial actuary from a nationally recognized actuarial firm to resolve the disputes.  If the parties cannot jointly select a third, impartial actuary within 15 days after the end of such 90-day period, the President of the Conference of Consulting Actuaries shall select an impartial actuary.  The cost of the impartial actuary shall be shared equally by Seller and Purchaser.

(2)                                  Promptly, but no later than 90 days after his or her selection, the impartial actuary shall review the results of the calculation, the supporting information with respect to the Determination and the Dispute Notice and shall reach his or her own decision as to the issues in dispute and the determination of the Transferred Asset Amount (which determination shall be equal to or between the respective amounts asserted by Purchaser and Seller).  Such determination shall be final and conclusive for all purposes.

(C)                                No later than 45 days following the final determination of the Transferred Asset Amount under this Section 6.2(k)(vi), Seller shall cause a transfer of assets from Seller’s Pension Plan to the GDX Plan equal to the amount, if any, by which the Transferred Asset Amount exceeds the initial transfer that was made from Seller’s Pension Plan to the GDX Plan.  Purchaser shall cause a transfer of assets from the GDX Plan to Seller’s Pension Plan equal to the amount, if any, by which the initial transfer that was made to the GDX Plan exceeded the Transferred Asset Amount.  Any Pension Adjustment Payment required to be made by Seller pursuant to Section 6.2(k)(i) shall also be made at that time.  In addition, if the Transferred Asset Amount is greater than the sum of PBO and $7,000,000, then Purchaser shall at the same time make a cash payment to Seller in the amount by which the Transferred Asset Amount exceeds such sum.

(D)                               In addition, Purchaser may identify any material issues or errors relating to the allocation of plan expenses and the investment portfolio not complying with Section 6.2(k)(iii) in the same manner as provided in this Section 6.2(k)(vi).

(vii)                           If Closing occurs prior to the end of the first plan year for the GDX Plan on November 30, 2004, Purchaser will have responsibility for year-end audits and filings, such as Form 5500.  Seller agrees to provide Purchaser with such information regarding the GDX Plan as may be reasonably requested and necessary to administer and maintain the GDX Plan and to perform all year-end audits and make all necessary filings.

(viii)                        Seller will apply for an IRS Determination Letter for the GDX Plan prior to Closing.

(l)             Seller shall be responsible for providing notice to the PBGC of any reportable event, within the meaning of Section 4043 of ERISA, that occurs pursuant to this Agreement and the Transaction contemplated by this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser represents and warrants to Seller as follows:

7.1         Organization of Purchaser.

Purchaser (i) is a company duly organized, validly existing and in good standing under the laws of Delaware, (ii) is duly qualified or authorized to conduct its business as a foreign corporation and is in good standing under the laws of each jurisdiction in which such qualification or authorization is required, and (iii) has full power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

7.2         Authority Relative to this Agreement.

Purchaser has the power and authority to execute and deliver the Transaction Documents and to carry out its obligations thereunder and has duly executed and delivered this Agreement.  The execution and delivery of the Transaction Documents by Purchaser, the performance by Purchaser of its obligations thereunder and the consummation by Purchaser of the Transaction have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize this Agreement or the Transaction Documents or to consummate the Transaction.  Assuming the due execution of each of the Transaction Documents to which Purchaser is a party by the other parties thereto and that such Transaction Documents are the legal, valid and binding obligation of such parties (other than Purchaser) this Agreement is and the other Transaction Documents will be, when executed and delivered by Purchaser in the forms attached hereto, enforceable against Purchaser (except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies, or by applicable bankruptcy or insolvency laws and related decisions affecting creditors’ rights generally) and this Agreement does not and the other Transaction Documents will not conflict with its organizational and governing documents or other agreements or arrangements to which Purchaser is a party.

7.3         Consents and Approvals; No Violation.

Neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation by Purchaser of the Transaction will: (i) require any consent, approval, license, authorization, order or permit of, or filing with or notification to, any Governmental Authority or any other Person, except as set forth on Schedule 7.3 hereto; or (ii) violate any Law applicable to Purchaser, except, in each case, such as would not prevent or delay in any material respect consummation of the Transaction, or otherwise, individually or in the aggregate, have a material adverse effect on Purchaser.

7.4         Investment Intention.

Purchaser is acquiring the Equity Interests of the Purchased Companies solely for its own account, with the present intention of holding such Equity Interests for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law, including any applicable securities Law.  Purchaser understands that the Equity Interests of the Purchased Companies have not been registered under the Securities Act on the basis that the sale provided for in this Agreement is exempt from the registration provisions thereof.  Purchaser acknowledges that such Equity Interests may not be transferred or sold except pursuant to the registration and other provisions of applicable securities Laws or pursuant to any applicable exemption therefrom.

7.5         Adequate Resources.

Purchaser has obtained a commitment letter from Cerberus Capital Management, L.P. with respect to the provision by Cerberus Capital Management, L.P. of sufficient debt and equity capital to Purchaser or its Designated Affiliates to allow Purchaser to consummate the Transaction, a copy of which is attached hereto as Schedule 7.5.  Cerberus Capital Management, L.P. has adequate cash resources on hand or pursuant to written commitments to fulfill its obligations to Purchaser under such commitment letter, and Seller is a third party beneficiary of such commitment letter.

7.6         Limitation on Representations and Warranties.

Purchaser acknowledges that no Seller Party nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Automotive Business, the Equity Interests of the Purchased Companies or the Acquired Assets or other matters that are not included in this Agreement or the schedules hereto.  Without limiting the generality of the foregoing, Purchaser acknowledges that no Seller Party nor any other Person has made a representation or warranty to Purchaser with respect to (i) any projections, estimates, or budgets for the Automotive Business made available to Purchaser or (ii) except as expressly set forth herein, any material, documents or information relating to the Automotive Business made available to Purchaser or the Purchaser’s Representatives in Seller’s data room or otherwise.

7.7         Brokers’ Fees.

Purchaser does not have any liabilities or obligations to pay any fees or commissions to any broker, finder or agent with respect to the Transaction.

7.8         Information.

Neither any due diligence investigations conducted by or inquiries made by Purchaser or the Purchaser’s Representatives, nor the provision of any materials relating to the business, finances and operations of the Automotive Business by or on behalf of Seller, shall modify, amend or affect Purchaser’s right to rely on Seller’s representations and warranties contained here.

ARTICLE VIII

ADDITIONAL COVENANTS AND AGREEMENTS

8.1         Confidentiality.

(a)          Purchaser acknowledges that the information being provided to it by Seller is subject to the terms of the confidentiality agreement dated March 25, 2004 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate; provided, however, that Purchaser acknowledges its confidentiality obligations in the Confidentiality Agreement will terminate only with respect to information relating primarily to the Automotive Business; and provided, further, that Purchaser acknowledges that any and all other information provided to it by Seller or its representatives concerning any Seller Party (other than as it relates primarily to the Automotive Business) will remain subject to the terms and conditions of the Confidentiality Agreement after the date of the Closing.  Notwithstanding anything herein to the contrary, the Parties (and each affiliate and Person acting on behalf of any Party) agree that each Party (and each employee, representative, and other agent of such Party) may disclose to any and all Persons, without limitation of any kind, the Transaction’s tax treatment and tax structure (as such terms are used in Code §§ 6011 and 6112 and regulations thereunder) contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) provided to such Party or such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities Laws.  This authorization is not intended to permit disclosure of any other information, including, without limitation, (A) any portion of any materials to the extent not related to the Transaction’s tax treatment or tax structure, (B) the identities of participants or potential participants, (C) the existence or status of any negotiations, (D) any pricing or financial information (except to the extent such pricing or financial information is related to the Transaction’s tax treatment or tax structure) or (E) any other term or detail not relevant to the Transaction’s tax treatment or tax structure.

8.2         Conduct of Automotive Business.

During the Standstill Period, (i) Seller shall, and shall cause its affiliates to, conduct the Automotive Business in the ordinary and usual course of business consistent with past practice and in accordance with Law, including the payment of Taxes, payment of compensation to employees, maintenance of Inventory levels, the collection of Accounts Receivable, and preserve and maintain the Automotive Business’ goodwill and relationships with its customers, suppliers and employees, provided that this obligation shall not limit the ability of any Seller Party to make any cash payment, cash distribution or cash dividend unless such limitation is explicitly contemplated in this provision, and (ii) except as set forth on Schedule 8.2 or as may be agreed by Purchaser (such agreement not to be unreasonably withheld):

(i)                                     Seller shall not and shall not permit any Acquired Subsidiary to amend the certificate of incorporation, bylaws or other similar corporate governance instrument of an Acquired Subsidiary, or subdivide or reclassify in any way any of the capital stock or change or agree to change in any manner the rights of the outstanding capital stock of any Acquired Subsidiary;

(ii)           Seller shall not permit any Acquired Subsidiary to redeem, purchase or otherwise acquire any of the capital stock or other equity interests of any Person, including any Acquired Subsidiary;

(iii)          Seller shall not and shall not permit any Acquired Subsidiary to issue or sell any shares of capital stock or other equity interests of any Acquired Subsidiary, or securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe to, such shares or equity interests;

(iv)          Seller shall not and shall not permit any Acquired Subsidiary to adopt or amend any Collective Bargaining Agreement which covers employees of the Automotive Business, or adopt or amend in any material respect any Employee Benefit Plan in which employees of the Automotive Business participate, other than as required by Law;

(v)           Seller shall not permit any Acquired Subsidiary to adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger,

consolidation or other reorganization of Seller or any Seller Party except as necessary to separate the Excluded Subsidiaries from the Automotive Business;

(vi)                              Seller shall not and shall not permit any Acquired Subsidiary to grant to any employee of the Automotive Business any increase in compensation or benefits or pay any bonus, except (A) for increases to employees in compensation and benefits who are not executive officers of the Automotive Business in the ordinary course of business consistent with past practice or (B) as required under any existing Contracts;

(vii)                           Seller shall not permit any Acquired Subsidiary to incur or guarantee any Indebtedness, except (x) in the ordinary course of business consistent with past practice (whether absolute or contingent and whether or not currently due and payable) and (y) which by its terms may be prepaid without penalty or premium at or prior to the Closing;

(viii)                        Seller shall not permit any Acquired Subsidiary to make any loan or advance to its officers, directors, employees, consultants, agents or equity holders, other than travel advances, expense reimbursement and similar payments in the ordinary course of business consistent with past practice;

(ix)                                Seller shall not and shall not permit any Acquired Subsidiary to permit, allow or suffer any of the Equity Interests of the Purchased Companies or the Acquired Assets to become subjected to any Lien, other than, in the case of the Acquired Assets, Permitted Liens;

(x)                                   Seller shall not and shall not permit any Acquired Subsidiary to sell, transfer or lease any of the assets of the Acquired Subsidiaries to, or enter into any agreement or arrangement with, Seller or any of its affiliates (other than an Acquired Subsidiary), except for (A) cash dividends and cash distributions, (B) the satisfaction, forgiveness or cancellation of Intercompany Accounts in accordance with Schedule 8.2(x) and (C) intercompany transactions in the ordinary course of business and on terms consistent with those reflected in the Financial Statements;

(xi)                                Seller shall not permit any Acquired Subsidiary to merge or consolidate with, or acquire all or any significant portion of the assets of any business or any Person, or agree to change in any material respect the character of its business, except as contemplated by this Agreement;

(xii)                             Seller shall not, with respect to the Automotive Business, and shall not permit any Acquired Subsidiary to make any material capital expenditure that is not reflected in the capital expenditures budget of the Automotive Business set forth in Schedule 8.2(xii) or incur any obligation to make any capital expenditures in excess of $1,000,000 individually or in the aggregate;

(xiii)                          Seller shall not and shall not permit any Acquired Subsidiary to sell, lease, distribute or otherwise dispose of any assets of the Automotive Business or the Acquired Subsidiaries, other than (A) sales of Inventory in the ordinary course of business, (B) sales of obsolete equipment that do not exceed $500,000 in the aggregate in the ordinary course of business consistent with past practice and (C) satisfaction, forgiveness or cancellation of any Intercompany Accounts in accordance with Section 8.18;

(xiv)                         Seller shall not permit any Acquired Subsidiary to make or change any Tax election, change any annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund or credit, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax Asset, of any Acquired Subsidiary, Purchaser or any affiliate of Purchaser, where “Tax Asset” shall mean any net operating loss, net capital loss, investment Tax credit, or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes);

(xv)                            Seller shall not permit any Acquired Subsidiary to enter into, materially modify or terminate any (A) Real Property Leases, except any renewals of existing leases in the ordinary course of business (which renewals shall permit the Transaction) and any renegotiation of any lease with respect to the Odry facilities in the Czech Republic (which renegotiated lease shall be no less favorable to the applicable Czech Acquired Subsidiary than the terms set forth on Schedule 8.17); or (B) any material Intellectual Property Contract, except for the granting of non-exclusive licenses to Owned Auto Intellectual Property in the ordinary course of business consistent with past practice;

(xvi)                         Seller shall not, with respect to the Automotive Business, and shall not permit any Acquired Subsidiary to enter into any new or amend any existing (A) employment, consulting or independent contractor Contracts, involving annual consideration in excess of $75,000 or containing retention, change in control or severance obligations, (B) any other Contract (other than supplier, vendor and customer Contracts entered into in the ordinary course of business), in each case either involving consideration in excess of $100,000 under each such Contract or $500,000 under such Contracts in the aggregate (other than the renewal of existing Contracts on generally similar terms) or outside the ordinary course of business, excluding those Contracts which are cancelable within 90 days after notice without penalty or premium;

(xvii)                      Seller shall not, with respect to the Automotive Business, and shall not permit any Acquired Subsidiary to enter into any new, or extend the term of or materially modify any, Contracts that provide for a right of first offer, right of first refusal, right of last offer or exclusivity in favor of any party other than Seller or its affiliates or that is a requirements Contract for any goods or services to be provided to the Automotive Business or any Acquired Subsidiary;

(xviii)                   Seller shall not, with respect to the Automotive Business, and shall not permit any Acquired Subsidiary to enter into any new customer Contract involving consideration in excess of $5,000,000 over the life of such Contract, or accelerate, extend, terminate, materially modify or cancel any customer Contract involving consideration in excess of $5,000,000 over the life of such Contract;

(xix)                           Seller shall not, with respect to the Automotive Business, and shall not permit any Acquired Subsidiary to grant to any customer any decreases in price or rebates not specifically mandated by a Contract with such customer outside the ordinary course of business as described in Schedule 8.2;

(xx)                              Seller shall not, with respect to the Automotive Business, and shall not permit any Acquired Subsidiary to enter into any new supplier Contract involving payments or other obligations in excess of $2,000,000 over the life of such Contract, or accelerate, extend, terminate, materially modify or cancel any supplier Contract involving payments or other obligations in excess of $2,000,000 over the life of such Contract;

(xxi)                           Seller shall not and shall not permit any Acquired Subsidiary to enter into any new Contract under which any Acquired Subsidiary incurs any liabilities or obligations in excess of $2,000,000;

(xxii)                        Seller shall not and shall not permit any Acquired Subsidiary to waive any right of value material to the Automotive Business;

(xxiii)                     Seller shall not and shall not permit any Acquired Subsidiary to make any change in the accounting methods, principles or practices of the Automotive Business or any Acquired Subsidiary, except insofar as may have been required by a change in GAAP, or permit the Automotive Business or any Acquired Subsidiary to elect the early adoption of any change in financial accounting standards promulgated by the FASB;

(xxiv)                    Seller shall not and shall not permit any Acquired Subsidiary to change in any material respect any of its business policies material to the Automotive Business, including pricing, purchasing or personnel, except as such policies affect the declaration and payment of cash dividends or distributions or the maintenance of Intercompany Accounts;

(xxv)                       Subject to clause (xxvi) below, Seller shall not and shall not permit any Acquired Subsidiary to transfer to or from the Acquired Subsidiaries any employees from or to, respectively, Seller or any of its affiliates (other than an Acquired Subsidiary), hire any employee for the Automotive Business with a salary in excess of $75,000 per year or transfer any employees of the Snappon Facility to any Acquired Subsidiary or any Acquired Asset;

(xxvi)                    Pursuant to a social plan being implemented by Snappon, and in accordance with French law, certain Acquired Subsidiaries have made offers to the Snappon workforce for transfers to open, already existing positions at the Acquired Subsidiaries.  To the extent that any of such Snappon employees accept the transfer offers, the Acquired Subsidiaries may hire such employees.  The Acquired Subsidiaries will not make additional offers to the Snappon workforce without the prior consent of the Purchaser; or

(xxvii)                 Seller shall not and shall not permit any Acquired Subsidiary to abandon, dedicate to the public, fail to renew or fail to maintain any material Owned Auto Intellectual Property, fail to diligently prosecute any material Owned Auto Intellectual Property application, fail to police and enforce infringements of any material Owned Auto Intellectual Property or otherwise take any action or fail to take any action, which act or failure to act would be reasonably likely to materially adversely affect the value, validity or enforceability of any material Owned Auto Intellectual Property; or

(xxviii)              Seller shall not and shall not permit any Acquired Subsidiary to agree, whether or not in writing, to do any of the foregoing,

provided that the foregoing restrictions shall not prevent Seller or its affiliates from transferring the securities of the Excluded Subsidiaries to Seller or another designated affiliate of Seller (other than an Acquired Subsidiary).

8.3         Consents.

(a)          Seller shall, and shall cause its affiliates to, use all commercially reasonable efforts to obtain the consent of each third party whose consent is required for the proper assignment or transfer of any Automotive Contract, Acquired Asset, Owned Real Property or Leased Real Property or in the absence of whose consent the change of control of the Acquired Subsidiaries contemplated by the Transaction Documents would constitute a default or breach, or give rise to a right of termination or change of financial terms under any Automotive Contract or material Contract of any Equity Seller.  Seller shall promptly advise Purchaser of all material developments involving such consents.

(b)         Notwithstanding anything in this Agreement to the contrary, to the extent that (i) any Automotive Contract included in the Acquired Assets may not be properly assigned or transferred without the consent of a third-party, or if the assignment or attempted assignment of any such Contract, or the transfer, attempted transfer or deemed transfer of any Acquired Asset, Owned Real Property, Leased Real Property or Automotive Contract would constitute a violation or breach of any Contract or a violation of Law, nothing in this Agreement will constitute an assignment or an attempted assignment or deemed assignment thereof and, except as provided for in Section 8.3(d), Purchaser will not assume or be deemed to assume any liabilities or obligations thereunder or in connection therewith until properly assigned or transferred.  In any such case, commencing on the Closing Date and for a period of 12 months thereafter, Seller and Purchaser will use commercially reasonable efforts to obtain any such consents, and Seller will be liable for any reasonable costs incurred in obtaining such consents.

(c)          To the extent that the consents described in Section 8.3(b) are not obtained prior to Closing, Seller will use commercially reasonable efforts to (i) provide Purchaser with the economic benefits of any such Acquired Assets, Owned Real

Property, Leased Real Property or Automotive Contract until its termination date, (ii) cooperate in any lawful arrangement designed to provide such benefits to Purchaser and (iii) enforce, at the request of and for the account of Purchaser, any rights of Seller arising from any such Contract against any third party, including the right to elect to terminate in accordance with the terms thereof upon the advice of Purchaser.  The failure or inability to obtain any consent subject to this Section 8.3(c) will not be a breach of this Agreement so long as Seller has carried out its obligations under this Section 8.3(c).

(d)         To the extent that Purchaser is provided the benefits of any Acquired Asset, Owned Real Property, Leased Real Property or Automotive Contract pursuant to Section 8.3(c), Purchaser will perform the obligations of Seller thereunder or in connection therewith, at no cost to Seller, but only to the extent that such action by Purchaser would not result in any default thereunder or in connection therewith.  Purchaser will indemnify Seller against any and all Losses arising out of any default by Purchaser in the performance of such obligations.  The indemnification of Seller under this Section 8.3 will be governed by the indemnification provisions set forth in ARTICLE XII hereto.

8.4         Filings with Governmental Authorities.

Purchaser and Seller shall (a) as promptly as practicable after the date hereof, use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transaction and to cause the Closing to occur, including using commercially reasonable efforts to obtain all Permits, consents, qualifications and orders of Governmental Authorities as are necessary for the consummation of the Transaction, to effect all necessary registrations and submissions of information requested by Governmental Authorities, and to fulfill the conditions to the Transaction, and (b) within seven (7) days after the date hereof, make the appropriate filings required under the HSR Act, the EC Merger Regulation and other applicable foreign merger control or foreign investment Laws, and shall thereafter promptly make any required submissions or responses to second requests for information under the HSR Act, or under the Laws of any other country in which antitrust filings have been made, with respect to the Transaction, and Seller and Purchaser shall cooperate with respect to the foregoing.

8.5         Insurance.

Seller shall keep, or cause to be kept, all insurance policies presently maintained relating to the Automotive Business or the Subsidiaries as set forth on Schedule 8.5, in full force and effect through the close of business on the Closing Date.

8.6         Non-Competition Agreement.

During the period beginning on the Closing Date and ending on the third anniversary thereof, except as set forth on Schedule 8.6, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly engage, as a principal or jointly with others, in (i) the Automotive Business as conducted as of the Closing Date or (ii) after the closure of Snappon, the business conducted by Snappon as of the Closing Date; provided, that neither Seller nor any Subsidiary shall be prevented from:

(a)          acquiring as an investment in the ordinary course of business any class of securities of any Person that is a publicly held corporation provided that such class of securities is traded on a national securities exchange or listed with the Nasdaq Stock Market to the extent that such acquisitions do not result in such acquiring Person owning in the aggregate 5% or more of such class of securities; or

(b)         acquiring (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) ownership of or any equity interest in any Person, provided that the annual revenues of such Person from operations that compete with the Automotive Business (“Competitive Operations”) are not more than 15% of such Person’s total annual revenues (based on the most recent full fiscal year revenues of such Person), provided further that this covenant shall not be violated as a result of the acquisition by Seller or any of its Subsidiaries of a Person that derives greater than 15% of its total annual revenues from Competitive Operations if (i) such Competitive Operations do not account for more than 30% of such Person’s total annual revenues and (ii) Seller divests itself of such Competitive Operations within 12 months following the acquisition thereof.

8.7         Waiver of Bulk Sales Requirement.

Each of the Parties hereto waives compliance with any applicable bulk sales laws, including without limitation, the Uniform Commercial Code Bulk Transfer provisions.

8.8         Access to Information.

(a)          Upon reasonable notice, Seller shall afford to Purchaser Representatives full access during normal business hours throughout the Standstill Period to (a) customers, vendors, and suppliers of the Automotive Business and (b) the properties, books, contracts, commitments and records of the Automotive Business, and, during such period, shall furnish promptly to Purchaser Representatives any information concerning the Automotive Business, its properties and personnel, the Acquired Assets, Acquired Subsidiaries and Assumed Liabilities as the Purchaser reasonably requests, provided that such access shall not unreasonably disrupt the ongoing operations of the Automotive Business.

(b)         During the Standstill Period, Seller shall deliver to Purchaser all monthly financial and other information set forth on Schedule 8.8(b).

8.9         Publicity.

Except as required by Law, neither Purchaser nor Seller will issue any press release or make or disseminate any other public announcement concerning the Transaction without the approval of the other Parties.

8.10                           Further Assurances.

Upon the terms and subject to the conditions hereof, each of the Parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and otherwise to consummate and make effective the Transaction, including, without limitation, using commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, certificates, qualifications and orders of, and make all filings and required submissions with, all Governmental Authorities, and obtain all consents, in each case, as are necessary or desirable for the consummation of the Transaction.  In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, each of the Parties hereto shall use commercially reasonable efforts to take all such action.

8.11                           Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with Transaction contemplated by this Agreement (including any real property transfer Tax and any similar Tax) shall be paid fifty percent (50%) by Seller and fifty percent (50%) by Purchaser, and Seller will, at its own expense, file all necessary federal, state and local returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, Purchaser will join in the execution of any such federal, state or local returns or other documentation.

8.12                           Tax Sharing Agreements.

Any and all existing tax sharing agreements between any Acquired Subsidiary, on the one hand, and Seller or any of its Subsidiaries (other than an Acquired Subsidiary), on the other, shall be terminated as of the Closing Date, with the effect that after the Closing Date, none of the Acquired Subsidiaries shall have any rights or liabilities thereunder.

8.13                           Grefrath.

Commencing upon the execution of this Agreement, Seller shall cause GDX Automotive Grefrath GmbH & Co. KG to engage in the activities relating to its German operations set forth on Schedule 8.13.

8.14                           Capital Expenditures.

Seller shall, and shall cause its Subsidiaries (including the Acquired Subsidiaries) to, implement capital expenditures consistent with the capital expenditures budget and time table of the Automotive Business set forth on Schedule 8.2(xii).

8.15                           Tooling.

Seller shall, and shall cause its Subsidiaries (including the Acquired Subsidiaries) to, timely make any tooling expenditures consistent with the tooling expenditures budget set forth on Schedule 8.15.

8.16                           Financial Statements.

Seller shall cause to be prepared financial statements for the Automotive Business for the fiscal years ended November 30, 2002 and 2003 that comply with Regulation S-X of the Securities and Exchange Commission and are audited by Ernst & Young LLP, provided that the fees and expenses of Ernst & Young LLP incurred in making such financial statements compliant with Regulation S-X shall be borne by Purchaser.  In addition, after the Closing, Seller shall provide reasonable cooperation to Purchaser and its representatives in connection with the preparation of audited financial statements for the Automotive Business for the period from November 30, 2003 to the Closing Date.

8.17                           Czech Lease.

Seller shall execute an extension or replacement of the existing lease with respect to the Odry facility in the Czech Republic and the agreement with respect to the supply of utilities, in each case consistent with the terms set forth on Schedule 8.17, at such facility prior to the Closing Date.

8.18                           Inter-Company Accounts.

Seller shall satisfy, forgive or cancel (by a contribution to capital or in such other manner as determined by Seller), without causing the Acquired Subsidiaries or Purchaser to incur any Liability (except to the extent reflected in Closing Working Capital), all Intercompany Accounts in existence prior to Closing.

8.19                           Determination of Purchase Price Allocations.

Within five (5) business days following the date hereof, Seller and Purchaser will jointly engage Standard & Poors (“S&P”) to determine an appropriate valuation for the Acquired Assets and Equity Interests conveyed in the Transaction for the purpose of determining an allocation of the Purchase Price.  Seller shall provide all information required by S&P to conduct such valuation and allocation.  The engagement with S&P shall provide that S&P will deliver a preliminary allocation to Seller and Purchaser within twenty (20) calendar days of the date hereof.  Seller and Purchaser shall have five (5) business days to provide written comments to S&P and the other party on the draft valuation and allocation.  As soon as reasonably practicable after receipt of each party’s comments, if any, S&P shall render a final valuation and allocation (such allocation as adjusted to take into account any subsequent adjustments to the Purchase Price pursuant to this Agreement, the “Final Allocation”), which will be final and binding on the Parties.  The Seller and Purchaser shall each pay fifty-percent (50%) of the fees and disbursements of S&P.

ARTICLE IX

POST CLOSING COVENANTS

9.1         Access to Books and Records.

For a period of five years after the Closing Date or in the case of Tax matters, until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired, each Party hereto shall, upon reasonable notice, afford each of the other Parties with reasonable access during normal business hours to such information (including records pertaining to the Automotive Business, the Acquired Assets, the Acquired Subsidiaries, the Assumed Liabilities, the Excluded Assets and the Excluded Liabilities), personnel and properties as is required to determine any matter related to the requesting Party’s rights and obligations hereunder or with respect to compliance with any requirements of any Governmental Authority or any other obligation of the requesting Party.

9.2         Cooperation on Tax Matters; Tax Reporting Consistent.

(a)          Pre-Closing Taxable Periods.  Seller shall indemnify and hold harmless Purchaser and each Acquired Subsidiary with respect to any and all Taxes that may be imposed on Purchaser or any Acquired Subsidiary or in respect of the Automotive Business (A) with respect to any Taxable period of any Acquired Subsidiary or any Affiliated Group ending on or prior to the Closing Date or allocated to Seller pursuant to subparagraph (c) of this Section 9.2 relating to Straddle Periods (1) in the case of any Foreign Excluded Taxes and (2) in the case of any other Tax in excess of the amounts accrued with respect to such Tax in Closing Working Capital, (B) to the extent such Taxes arise as a result of a breach or inaccuracy of any representation contained in Section 5.12 and not otherwise indemnified under any other section of this Agreement, (C) under Section 1.1502-6 of the U.S. Treasury regulations or any comparable state, local or foreign Tax provision governing the liability for Tax of the members of a Tax group or (D) which result from or would not have been imposed but for any action contemplated in Schedule 8.2(x).  Notwithstanding the foregoing, Seller will not be liable to Purchaser for any usage or reduction of net operating losses (“NOLs”), tax credits or other tax attributes of any Acquired Subsidiary which otherwise would have been available to Purchaser or an Acquired Subsidiary as a result of any tax audit relating to (i) any taxable period ending on or before the Closing Date (“Pre-Closing Taxable Period”) or (ii) any Straddle Period for which Seller would be responsible pursuant to Section 9.2(c) hereunder or other actions of Seller before or after the Closing Date relating to any Taxes arising in a Pre-Closing Taxable Period provided the NOLs available to Purchaser or the Acquired Subsidiaries in respect of taxable periods beginning after the Closing Date (including the portion of any Straddle Period for which Purchaser is liable pursuant to Section 9.2(c) of this Agreement) are no less than 9,761,605 Euros for GDX Automotive Rehburg GmbH & Co. KG, 10,832,055 Euros for GenCorp GmbH and 4,406,340 Euros for GenCorp Beteiligungs GmbH (“Minimum German NOLs”).  If actual German NOLs for any of the three (3) foregoing companies is reduced below the Minimum German NOL with respect to such company as a result of tax audits relating to a Pre-Closing Taxable Period or tax audits of any Straddle Periods to the extent Straddle

Period tax assessments are the responsibility of Seller pursuant to Section 9.2(c) hereunder or as a result of any action or failure to act by Seller before or after the Closing Date, Seller will pay to Purchaser the actual incremental Taxes of Purchaser or any Acquired Subsidiary due to or resulting from any difference between the actual German NOLs for such German company listed above and the Minimum German NOL with respect to such company.

(b)         Post-Closing Taxable Periods.  Purchaser shall pay, or cause to be paid, and shall indemnify and hold Seller harmless from, any Taxes attributable to all Taxable periods of any Acquired Subsidiary ending after the Closing Date (except to the extent such Taxes are allocated to Seller pursuant to subparagraph (c) of this Section 9.2 relating to Straddle Periods.

(c)          Straddle Periods.  If, for any United States federal, state, local or foreign Tax purposes, the Taxable period of any Acquired Subsidiary does not terminate on the Closing Date (any such period, a “Straddle Period”), Taxes, if any, attributable to such Straddle Period shall be allocated to (A) Seller for the portion of such Straddle Period up to and including the Closing Date, except to the extent accrued in Closing Working Capital, and (B) Purchaser for the portion of such Straddle Period subsequent to the Closing Date.  For purposes of the preceding sentence, Taxes for the portion of each Straddle Period up to and including the Closing Date and for the portion of such Straddle Period subsequent to the Closing Date shall be determined on the basis of an interim closing of the books as of the close of business on the Closing Date as if such Straddle Period consisted of one Taxable period ending on the Closing Date followed by a Taxable period beginning on the day following the Closing Date or under such other reasonable method as the parties may agree.  For purposes of this subparagraph (c), exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis.  For purposes of determining consolidated federal income Taxes, if applicable, items shall be allocated pursuant to (i) Section 1.1502-76(b)(2)(i) of the U.S. Treasury regulations and no election shall be made under section 1.1502-76(b)(2)(ii) of the U.S. Treasury regulations or (ii) any comparable state, local or foreign Tax provisions governing the determination of items included in separate and consolidated Tax Returns.

(d)         Preparation and Filing of Tax Returns.

(i)                                     Seller, at Seller’s expense, shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of any Acquired Subsidiary or any Affiliated Group for all Taxable periods of any Acquired Subsidiary that end on or prior to the Closing Date and Purchaser will provide Seller with appropriate authorizations to file such returns.  All such Tax Returns shall be prepared on a basis that is consistent with the manner in which Seller prepared or filed such Tax Returns for prior periods, except to the extent that Seller shall have received Purchaser’s prior written consent which shall not be unreasonably withheld.  Seller shall be responsible for paying amounts due with respect to such returns, except to the extent accrued in Closing Working Capital.  Purchaser, at Purchaser’s expense, shall be responsible for preparing and filing all Tax

Returns required to be filed by or on behalf of any Acquired Subsidiary for Taxable periods ending after the Closing Date including Straddle Period Tax Returns.

(ii)                                  With respect to any Tax Return required to be filed by Purchaser pursuant to subparagraph (i) above for a Straddle Period of any Acquired Subsidiary, Purchaser shall provide Seller with copies of such completed Tax Return along with copies of all workpapers setting forth the amount of Tax shown on such Tax Return that is allocable to Seller (the “Statement”) at least 30 business days prior to the due date for the filing of such Tax Return provided that with respect to foreign Tax Returns, an accounting firm acceptable to both the Seller and Purchaser shall review such returns and prepare the Statement.  Not later than 29 business days after receiving the copy of the return and workpapers, Seller shall pay to Purchaser an amount equal to the amount of the Taxes shown on the Statement that are allocable to Seller pursuant to Section 9.2.

(e)          Cooperation with Respect to Tax Matters.  After the Closing Date, Purchaser and Seller shall provide reasonable cooperation to the other in connection with the preparation of Tax Returns of any of the Acquired Subsidiaries and Tax Returns of any company or companies owning the Acquired Assets prior to Closing and shall promptly make available to the other and to any applicable Governmental Authority, as reasonably requested, all information, records, personnel (during normal business hours) or documents relating to Tax liabilities or potential Tax liabilities of any of the Acquired Subsidiaries or Acquired Assets for all periods prior to or including the Closing Date in order that any audit, assessment, defense or refund claim relating to such Tax periods may be processed in a timely manner and shall preserve all such information, records and documents until the expiration of any statute of limitations or extensions thereof.  To the extent that either Seller or Purchaser fails to comply with this provision, the defaulting party shall reimburse the other for reasonable costs incurred in securing the information that was in the possession of the defaulting party, such costs being those that would not have been incurred but for such failure.

(f)            Tax Audits and Assessments.  Purchaser shall promptly notify Seller in writing upon receipt by Purchaser or any Acquired Subsidiary of written notice of any pending or threatened Tax audit or assessment of any Acquired Subsidiary for any pre-Closing Tax period or for any Straddle Period (each, a “Tax Claim”).  Notwithstanding the foregoing, the failure of Purchaser to give notice under the preceding sentence shall not relieve Seller of any of its obligations hereunder unless such failure shall preclude the defense of such claim.  In the case of any Tax Claim that can be contested separately from the contest of any Tax not indemnified under Section 9.2 and as to the full amount of such claim the relevant member(s) of the Purchaser Group is indemnified pursuant to such Section 9.2 (a “Severable Tax Claim”), the Seller may, in its sole discretion, direct Purchaser to either pay the Tax claimed and sue for a refund or contest such Severable Tax Claim in any permissible forum and shall otherwise have the sole right at its sole expense to direct, control and settle any administrative or judicial proceedings relating to such Severable Tax Claim (including any competent authority proceeding); provided, however, that (i) Purchaser shall be entitled to participate at its sole expense in such administrative or judicial proceedings and (ii) to the extent any settlement of any such proceeding is reasonably expected to (A) have an adverse impact on the Purchaser or any of its subsidiaries in respect of any Tax not indemnified by Seller under Section 9.2 or (B) reduce German NOLs below Minimum German NOL as defined in Section 9.2(a) for each German Company, Seller must obtain the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of Purchaser to such settlement.  In the case of any Tax Claim that is not a Severable Tax Claim, (i) if such claim is not a Severable Tax Claim because it cannot be contested separately from a claim in respect of a Tax for which the Purchaser is not indemnified under Section 9.2 (a “Related Claim”), Seller shall control the conduct of any administrative or judicial proceedings (including any competent authority proceeding) relating to the Tax Claim at its sole expense and Purchaser shall control the conduct of any Related Claim at its sole expense; provided, however, that Purchaser and Seller shall consult in good faith on the proper administrative and judicial forums in which to contest such Tax Claim and Related Claim, it being understood that in the event of disagreement the choice of forum shall be decided by the Seller if the amount of the Tax Claims in such proceedings exceeds the amount of the Related Claims in such proceedings and otherwise by the Purchaser and (ii) if such Tax Claim is not a Severable Tax Claim because the full amount of such Tax Claim is not indemnifiable pursuant to Section 9.2, Seller and Purchaser shall jointly control the contest of such Tax Claim, it being understood that in the case of disagreement as to the proper action to be taken in connection with any such contest, the Seller shall decide the proper action if, in the event such Tax Claim is successful, the amount for which the Purchaser is indemnified under Section 9.2 would equal or exceed the amount not indemnified under such section, and the Purchaser shall decide the proper action if, in the event such Tax Claim is successful, the amount for which the Purchaser is indemnified under Section 9.2 would not exceed the amount not indemnified under such section; provided further, that neither Seller nor Purchaser shall settle any proceeding relating to a Tax Claim that is not a Severable Tax Claim without the prior written consent of the other which consent shall not be unreasonably withheld, conditioned or delayed.  Purchaser and Seller shall equitably share the cost of any audit or appeal of any matter relating to a Straddle Period.

(g)         To the extent any proceeding in respect of any Tax Claim involves a competent authority appeal under any Tax treaty, Purchaser acknowledges that correlative relief may be available only if an Acquired Subsidiary makes a payment to Seller or one of Seller’s subsidiaries or another Acquired Subsidiary (any such payment by an Acquired Subsidiary, a “Correlative Relief Payment”).  In the event such correlative relief is available only if an Acquired Subsidiary makes a Correlative Relief Payment, (x) Purchaser shall cause such Acquired Subsidiary to use reasonable commercial efforts to make such Correlative Relief Payment; provided, however, that if such Acquired Subsidiary is required under applicable law to withhold any Tax in respect of such Correlative Relief Payment, such Acquired Subsidiary shall withhold such Tax, shall pay over the amount of such Tax to the applicable Governmental Authority and shall deliver to Seller a receipt for such withheld Tax (or, if a receipt is not issued by such Governmental Authority, such other evidence of payment of such Tax as is available to such Acquired Subsidiary and reasonably acceptable to Seller), (y) Seller shall pay to Purchaser, or the Acquired Subsidiary making such Correlative Relief Payment, an amount equal to the full amount of such Correlative Relief Payment received by Seller

(i.e., the amount of the Correlative Relief Payment without reduction for any Tax required to be withheld by the Acquired Subsidiary) and (z) Purchaser and Seller shall treat the amount paid by Seller to Purchaser, or the Acquired Subsidiary making such Correlative Relief Payment, pursuant to the preceding clause (y) as an adjustment to the Purchase Price.  If any Acquired Subsidiary is entitled to any item of loss, deduction or credit as a result of making a Correlative Relief Payment and any such item results in a refund in respect of such Acquired Subsidiary’s Tax liability with respect to a taxable period that ended on or prior to the Closing Date, such Acquired Subsidiary shall pay to Seller the amount of such Tax refund promptly after receipt thereof.  During the Straddle Period, Purchaser shall cause the taxable year of GenCorp Canada, Inc. to terminate for U.S. federal income tax purposes. Prior to such termination, Purchaser shall not take any action outside the ordinary course of business, such as dividends, reorganizations or restructurings, that will materially affect Seller’s or GenCorp Canada, Inc.’s Earnings and Profits in Canada, other than the incurrence of debt, and no section 338 or 338(h)(10) elections will be filed by Purchaser. Notwithstanding anything contained in this Section 9.2(g), Purchaser shall not take any action with respect to GenCorp Canada, Inc. that could adversely affect the amount of U.S. or Canadian Taxes for which Seller is responsible under this Agreement.

(h)         Wage Reporting.  Seller and Purchaser agree to utilize the alternate procedure set forth in Revenue Procedure 96-60 with respect to wage reporting in respect of the Transferred Employees.

(i)             Tax Refunds.  If after the Closing Date Purchaser, or any Acquired Subsidiary or an affiliate of Purchaser receives any refund of Taxes for which Seller has indemnified under this Agreement or would have received a refund but for such refund being used as a credit or other offset against Taxes not indemnified by Seller under this Agreement (each, a “deemed refund”), Purchaser, the applicable Acquired Subsidiary or Purchaser affiliate shall promptly notify Seller of receipt of such refund and shall promptly thereafter transfer the funds from that refund or deemed refund to Seller or an affiliate designated by Seller provided that if any Tax is imposed on such refund or deemed refund, the Purchaser, the applicable Acquired Subsidiary or Purchaser affiliate is hereby authorized to withhold any such Tax and such Tax shall reduce the amount otherwise transferable to Seller or its affiliate.  The amount of any such Tax withheld shall be treated as transferred to Seller or its affiliate at the time it is withheld and remitted to the appropriate Governmental Authority.  If there is a possibility that such a withholding Tax is payable, the Purchaser, the applicable Acquired Subsidiary or Purchaser affiliate may in its reasonable discretion withhold such amounts in accordance with this Section 9.2(i).  If the Seller or its affiliate wishes to apply for a refund of any such Tax, the Purchaser, the applicable Acquired Subsidiary or Purchaser affiliate shall reasonably cooperate with the Seller or its affiliate in making such claim, so long as the Seller or its affiliate agrees to reimburse the Purchaser, the applicable Acquired Subsidiary or Purchaser affiliate for any out-of-pocket expenses incurred.  The Purchaser, the applicable Acquired Subsidiary or Purchaser affiliate shall give the Seller or its affiliate notice of any such Tax to be withheld.

(j)             Laird Payments.  If after Closing, Purchaser or any Acquired Subsidiary or Purchaser affiliate receives any payment or payments under the Tax Deed dated 29 December 2000 between Laird Inc. and Others as defined in said agreement and GenCorp Inc. and Others as defined in such agreement (“Laird Payments”), Seller will be notified promptly of such receipt and (i) if the Laird Payments are for amounts for which Seller is required to indemnify Purchaser under section 9.2(a) above but Seller has not paid such amounts to Purchaser, then Purchaser will apply and credit such Laird Payments to amounts owed by Seller and promptly advise Seller of such actions and (ii) if the Laird Payments are for amounts not owed by Seller to Purchaser due to the prior payment of such amounts by Seller to Purchaser or for any other reason, then Purchaser will promptly transfer such amounts to Seller.  Further, Purchaser or any Acquired Subsidiary must obtain the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of Seller before Purchaser or any Acquired Subsidiary makes any claim under the above described tax deed.

9.3         No Further Investigation.

On and after the Closing Date, Purchaser, on behalf of itself and its affiliates (including but not limited to the Acquired Subsidiaries, and their respective successors and assigns), agree not to, and agree not to enter into any agreement that would permit their respective successors or assigns to, take any voluntary action, including any sampling of the soil or groundwater, or to initiate or encourage any action by any third party, including any Governmental Authority or third party, which could reasonably be expected to lead to an Environmental Claim by such Governmental Authority or third party under any Environmental Law, (collectively “Voluntary Environmental Action”); provided however that Voluntary Environmental Action shall not include: (i) any acts required by, or that are otherwise reasonably necessary in order to comply with Law, including any Environmental Law, or any Contract or Real Property Lease existing as of the Closing Date (including extensions on substantially equivalent terms of such Contract or Lease, but recognizing that terms such as term of Contract, price, insurance or utilities may vary) with respect to facilities that are part of the Automotive Business at the Closing Date; (ii) acts taken as a result of, in the defense of, any claim against Purchaser or any of the Acquired Subsidiaries; or (iii) acts taken in the normal course of construction, repairs or maintenance at any of the assets of the Acquired Subsidiaries but in each case only at the time and to the extent necessary for such construction, repair or maintenance.

9.4         Name Changes.

(a)          Subject to the rights of Purchaser or its designees under the Trademark License Agreement, including with respect to transitional use of the Excluded Trademarks, within thirty (30) days of the Closing, or within such longer period as may be required in connection with applicable foreign jurisdictions, Purchaser will change the names of all of the Acquired Subsidiaries to the extent necessary to remove references to the Excluded Trademarks in such names; and

(b)         Within thirty (30) days of the Closing, or within such longer period as may be required in connection with applicable foreign jurisdictions, Seller will change the names of all of the Persons that it continues to directly or indirectly own, including all of Seller’s affiliates other than the Acquired Subsidiaries, to the extent necessary to remove references in such names to the Trademarks comprised in the Auto Intellectual Property (other than the Excluded Intellectual Property), and will otherwise discontinue the use of all such Trademarks immediately after the Closing.

9.5         Snappon.

Seller shall make commercially reasonable efforts to close Snappon and the Snappon Facility as soon as reasonably practicable following the Closing Date, subject to the limitations imposed by applicable European and French Law.  Upon such closure, Seller shall transfer to Purchaser, without further consideration, at Seller’s expense, the equipment and customer and supplier Contracts of Snappon.  Seller shall indemnify Purchaser against any costs, claims, damages, penalties, compensation awards or expenses incurred by Purchaser arising from the employment of any employee or former employee of Snappon or employed in the Snappon Facility to the extent that the employment of any such employee or any employment liabilities relating to such employee have been transferred to Purchaser under French law.

9.6         Guarantees for Benefit of Automotive Business.

Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and otherwise to remove or replace Seller or any affiliate of Seller other than an Acquired Subsidiary as the guarantor, maker or obligor on all guarantees for borrowed money, letters of credit, customs bonds and similar instruments for the benefit of the Automotive Business outstanding on the Closing Date and shall, in any event, obtain the complete release of Seller or such affiliate from such obligations no later than 120 days following the Closing Date.  Purchaser will indemnify Seller against any and all Liabilities of Seller or any such affiliate (i) resulting from a call on any such obligation prior to such removal or replacement of Seller or such affiliate, as applicable, or (ii) arising out of any default by Purchaser in the performance of the obligations contained in this Section 9.6.  The indemnification of Seller under this Section 9.6 will be governed by the indemnification provisions set forth in ARTICLE XII hereto.  The obligation contained in this Section 9.6 shall extend to the guarantee referenced in Section 2.5(ix) hereof, provided that the replacement of Seller as a guarantor shall not change the status of the obligation referenced in Section 2.5(ix) as an Excluded Liability.

9.7         Notification.

Seller shall promptly notify Purchaser upon becoming aware of any facts or circumstances that cause Seller’s representations or warranties contained herein or relating to any matters to be set forth in the Schedules to be untrue in any material respect.  It is recognized by Purchaser that changes to Schedules may become necessary as a result of the conduct of the Automotive Business in the normal course; provided, however, that no such change to any Schedule shall be deemed to cure any breach of any representation, warranty or covenant set forth in this Agreement.

ARTICLE X

CLOSING CONDITIONS

10.1                           General Closing Conditions.

The obligations of Seller and Purchaser to effect the Transaction are subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a)          Regulatory Approvals.  The required U.S. and foreign government or regulatory approvals, consents, permits and notifications, as applicable, which are set forth on Schedule 5.3 or Schedule 7.3 hereto, shall have been received or made (including the expiration of any applicable HSR waiting periods).

(b)         No Injunction or Decree.  There shall be no restraint, order or injunction issued by any Governmental Authority preventing the consummation of the Transaction, and no Law or Order prohibiting or making the Transaction illegal.

(c)          No Suit, Action or Proceeding.  There shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain or prohibit consummation of the Transaction.

(d)         Transition Services Agreement.  The Parties shall have entered into the Transition Services Agreement.

(e)          IP License Agreements.  The Parties shall have entered the Patent License Agreement and the Trademark License Agreement.

(f)            Allocation of Purchase Price.  The Final Allocation of the Purchase Price shall have been delivered to the Parties in accordance with Section 8.18.

(g)         Opinion of Counsel.  Seller shall have received an opinion of its counsel regarding the adequacy of corporate action taken in connection with the Transaction.

10.2                           Conditions to the Obligations of Seller.

The obligations of Seller to effect the Transaction are subject to the satisfaction or waiver by Seller at or prior to the Closing Date of the following conditions:

(a)          Representations, Warranties and Covenants.  The representations and warranties set forth in ARTICLE VII hereof shall be true and correct in all respects as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except, in the case of the representations and warranties, for such inaccuracies in breaches of and omissions from such representations and warranties (determined without giving effect to the “materially” or “Material Adverse Effect” qualification in such other representations and warranties)

as would not, or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser or materially and adversely affect Purchaser’s ability to consummate the Transaction or to perform its obligations under any Transaction Document.  Purchaser shall have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required to be performed or complied with or by it under any Transaction Document prior to or at the Closing Date.

(b)         Deliveries.  Purchaser shall have furnished Seller the closing deliveries described in Section 4.2(b) hereof.

10.3                           Conditions to the Obligations of Purchaser.

The obligations of Purchaser to effect the Transaction are subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a)          Regulatory Approvals.  Any required U.S. and foreign government or regulatory approvals, consents, permits and notifications not specified in Section 10.1(a), other than those the failure of which to obtain, would not result, individually or in the aggregate, in a Material Adverse Effect, shall have been received or made.

(b)         Representations, Warranties and Covenants.  The representations and warranties set forth in ARTICLE V hereof shall be true and correct in all respects as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date ), except, in the case of the representations and warranties, for such inaccuracies in, breaches of and omissions from such representations and warranties (determined without giving effect to the “materiality” or “Material Adverse Effect” qualifications in such other representations and warranties) as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or materially and adversely affect Seller’s ability to consummate the Transaction or to perform its obligations under any Transaction Document.  Seller shall have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required to be performed or complied with by it under any Transaction Documents prior to or at the Closing Date.

(c)          Deliveries.  Seller shall have furnished to Purchaser the closing deliveries described in Section 4.2(a) hereof.

(d)         Material Adverse Effect.  No Material Adverse Effect shall have occurred since the date hereof.

(e)          Third-Party Consents.  Seller shall have obtained (i) the written consents, in form and substance reasonably satisfactory to Purchaser, listed on Schedule 10.3(e), and (ii) such other written consents, in form and substance reasonably satisfactory to Purchaser, other than those the failure which to obtain would, individually or in aggregate, not have a Material Adverse Effect.

(f)            Phase I Reports.  Purchaser shall have received Phase I Reports which have been prepared at Seller’s sole cost and expense with respect to the facilities listed on Schedule 10.3(f).

ARTICLE XI

TERMINATION

11.1                           Termination by Mutual Consent.

This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing Date by the mutual written consent of Seller and Purchaser.

11.2                           Termination by any of Seller or Purchaser.

(a)          This Agreement may be terminated and the Transaction may be abandoned by Seller or Purchaser on written notice to the other:

(i)                                     if any court of competent jurisdiction in the United States or other United States or foreign Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction and such Order or other action shall have become final and nonappealable;

(ii)                                  if the Transaction shall not have been consummated on or before January 17, 2005;

(iii)                               by Seller in the event of a material breach of any covenant or agreement to be performed or complied with by Purchaser pursuant to the terms of this Agreement or of any representation or warranty of Purchaser contained in this Agreement, which breach (i) has continued without cure for a period of 30 days following written notice thereof by Seller to Purchaser or cannot be cured and (ii) would result in a condition to Closing set forth in Section 10.1 or Section 10.2 not being satisfied (which condition has not been waived by Seller in writing); or

(iv)                              by Purchaser in the event of a material breach of any covenant or agreement to be performed or complied with by Seller pursuant to the terms of this Agreement or of any representation or warranty of Seller contained in this Agreement, which breach (i) has continued without cure for a period of 30 days following written notice thereof by Purchaser to Seller or cannot be cured and (ii) would result in a condition to Closing set forth in Section 10.1 or Section 10.3 not being satisfied (which condition has not been waived by Purchaser in writing).

11.3                           Effect of Termination.

Upon any termination of this Agreement pursuant to Section 11.1 or Section 11.2, this Agreement shall forthwith become void and have no effect without any liability on the part of any Party hereto or thereto to any other Party, other than the provisions of Sections 8.1 and ARTICLE XIII, provided that nothing herein shall limit a Party’s liability for failing to fulfill its obligations hereunder to the extent that such failure resulted in the termination of this Agreement.

ARTICLE XII

INDEMNIFICATION; SURVIVAL OF
REPRESENTATIONS AND WARRANTIES

12.1                           Indemnity Obligations of Seller.

Subject to the provisions of this ARTICLE XII and Sections 8.3(d) and 9.2, from and after the Closing Date, Seller shall indemnify and hold Purchaser and its subsidiaries and affiliates (including the Acquired Subsidiaries) and all directors, officers, employees, agents, affiliates and representatives of Purchaser and its subsidiaries (including the Acquired Subsidiaries) (the “Purchaser Group”)) harmless from, and reimburse the Purchaser Group for, any Purchaser Indemnity Claim.  The term “Purchaser Indemnity Claim” shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, penalty, cost or expense of any nature whatsoever, including costs of defense, investigation and settlement, resulting from (i) any breach of any representation and warranty of Seller which is contained in any Transaction Document (other than the representations contained in Section 5.17), or any Schedule or certificate delivered pursuant thereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements or undertakings of Seller or its affiliates which are contained in any Transaction Document; any failure to comply with all applicable laws related to environmental liability associated with the transfer of businesses or assets, or related to notices to or consultation with employee representative bodies in connection with the Transaction; (iii)  any Excluded Assets; and (iv) any Excluded Liabilities.

12.2                           Indemnity Obligations of Purchaser.

Subject to the provisions of this ARTICLE XII and Sections 8.3(d), 9.2 and 9.6, from and after the Closing Date Purchaser shall indemnify and hold Seller and its subsidiaries and all directors, officers, partners, employees, agents, affiliates and representatives of Seller and its subsidiaries (the “Indemnified Seller Group”) harmless from, and reimburse the Indemnified Seller Group for, any Seller Indemnity Claims.  The term “Seller Indemnity Claim” shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, penalty, cost or expense of any nature whatsoever, including costs of defense, investigation or settlement, incurred by Seller resulting from (i) any breach of any representation and warranty of Purchaser and any Designated Affiliate which is contained in any Transaction Document or any Schedule or certificate delivered pursuant thereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements or undertakings of Purchaser or its affiliates which are contained in any Transaction Document; (iii) any Acquired Assets; and (iv) any Assumed Liabilities.

12.3                           Notification of Claims.

Subject to the provisions of this ARTICLE XII and Sections 8.3(d) and 9.2, in the event of the occurrence of an event which any party (the “Indemnified Party”) asserts constitutes a Purchaser Indemnity Claim or a Seller Indemnity Claim, as applicable, such party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim, including information with respect to the availability of insurance coverage, and which is in the possession of the Indemnified Party.  If such event involves the claim of any third party (a “Third Party Claim”), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment or compromise of any such Third Party Claim, and to employ counsel to assist such Indemnified Party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third Party Claim, to join in and thereafter diligently pursue the defense, settlement, adjustment or compromise of the same.  Upon receipt of written notice of any Third Party Claim, the Indemnified Party shall promptly, but in no event later than 15 days prior to the date a response or answer thereto is due (unless a response or answer is due within fewer than 15 days from the date the Indemnified Party received notice thereof and then so long as reasonably possible prior to the due date thereof), inform the indemnifying party in writing thereof.  An Indemnified Party’s failure to give timely notice as provided above or to furnish the indemnifying party with any relevant data and documents in connection with any Third Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party.  Any indemnifying party may elect, at such party’s sole expense, to assume control of the defense, settlement, adjustment or compromise of any Third Party Claim, with counsel reasonably acceptable to each Indemnified Party, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all Indemnified Parties (which consent shall be deemed given if any request for consent is not responded to within ten business days) before entering into any settlement, adjustment or compromise of such claims, or ceasing to defend against such claims, if as a result thereof, or pursuant thereto, (i) there would be imposed on an Indemnified Party any liability or obligation not covered by the indemnity obligations of the indemnifying parties under this Agreement (including, without limitation, any injunctive relief or other remedy), (ii) any Indemnified Party would be required to admit any liability on the part of such Indemnified Party or (iii) the Indemnified Parties would not receive an unconditional release of all applicable indemnified claims.  In connection with any Third Party Claim, the Indemnified Party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third Party Claim and the Indemnified Party shall cooperate with the indemnifying party in connection with such claim, make available personnel, witnesses, books and records relevant thereto and grant such authorizations to the agents, representatives and counsel of the indemnifying party as the indemnifying party may request.

12.4                           Survival.

All representations and warranties contained in or made pursuant to the Transaction Documents, and the rights of the Parties to seek indemnification with respect thereto, shall survive the Closing and shall expire 24 months after Closing Date, except that the representation contained in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.12 and 5.20(e) hereof and the right of Purchaser to seek indemnification with respect thereto shall survive indefinitely, and the representations contained in Sections 5.13, 5.17, 5.23 and 5.24  hereto and the right of Purchaser to seek indemnification with respect thereto shall survive until the expiration of the statute of limitations applicable to the matters described therein (including extensions thereof).  For purposes of clarity, the obligations of Seller to indemnify the Purchaser Group for Excluded Assets and Excluded Liabilities (including those Excluded Liabilities specified in Section 2.5(vi)) shall be without limitation as to amount or duration.

12.5                           Limitations.

(a)          Following the Closing Date, Seller will not have liability under clause (i) of Section 12.1 and Purchaser will not have any liability under clause (i) of Section 12.2, until the aggregate amount of liability actually incurred by the indemnified party with respect to all Purchaser Indemnity Claims or Seller Indemnity Claims made under such provisions, as the case may be, exceeds 1% of Purchase Price (the “Basket”), in which event, the indemnifying party will be required to pay the entire amount of such Purchaser Indemnity Claims or Seller Indemnity Claims in excess of the Basket.  In addition to the foregoing, the maximum aggregate amount for which indemnification under Sections 12.1(i) or 12.2(i) may be sought will be 20% of Purchase Price.

(b)         Seller’s indemnification obligations with respect to Environmental Liabilities shall be limited as follows:

(i)                                     With respect to Shared Environmental Liabilities, Seller’s indemnification liability for each individual Environmental Claim shall be limited to the product of (i) the aggregate Environmental Liability associated with such Environmental Claim and (ii) the percentage set forth under the heading “Seller’s Share” on Schedule 12.5(b) hereto that corresponds to the time that such Environmental Claim is made.  In addition to the foregoing, the maximum aggregate amount for which indemnification may be sought against Seller with respect to Shared Environmental Liabilities will be the difference between (A) 20% of Purchase Price and (B) any amounts paid by Seller as a result of liability under clause (i) of Section 12.1.

(ii)                                  If Seller has any obligation to indemnify Purchaser for any Environmental Liability and such indemnity relates to any Remedial Action, then Seller’s obligations shall be limited to indemnification of Remedial Action only to standards no more restrictive than those applicable to the use of the applicable property as of the date hereof, regardless of the standard required for the intended use of the property.

(iii)                               Seller shall have no obligation to indemnify Purchaser for capital expenditures to the extent such capital expenditures are included in the Automotive Business’s capital expenditure plan as set forth in Schedule 12.5(b)(iii).

(c)          In the event that Seller has the obligation to indemnify Purchaser with respect to any Environmental Claims arising out of Environmental Liabilities for which the Seller is obligated to pay 70% or more of the cost of the Environmental Claim pursuant to Schedule 12.5(b), Seller will be deemed the “Managing Party” and Purchaser will be deemed the “Non-Managing Party” with respect to any proceedings and/or remediation related to such Environmental Claim.  In the event that Seller’s obligation to indemnify the Purchaser for such Environmental Claims is less than 50%, Purchaser will be deemed the Managing Party and Seller will be deemed the Non-Managing Party with respect to any proceedings and/or remediation related to such Environmental Claim.  In the event that the share of both Seller and Purchaser is 50%, both Seller and Purchaser will be deemed to be Managing Parties with joint control for undertaking all response and Remedial Action necessary to address the Environmental Claim.  In the event of a dispute the provisions of Section 12.5(d) will apply.  Notwithstanding anything stated above, and irrespective of Seller’s Share unless Seller’s Share is 100%, where the Environmental Claim involves an adversarial issue or proceeding involving the retention of counsel, the provisions of Section 12.3 as to control of the matter will apply.

The Managing Party shall be obligated to undertake all response and Remedial Action necessary to address the Environmental Claim.  The Managing Party agrees to use commercially reasonable efforts to avoid unreasonable interference with the operation of the Automotive Business.  The Managing Party will use commercially acceptable efforts to use employees of the Automotive Business to conduct Remedial Action where such is reasonably practical.  The Managing Party will cooperate with and allow the Non-Managing Party to observe and reasonably participate in its conduct of the response to the Environmental Claim.  “Reasonable Participation” shall be broadly construed, and shall include, by way of example and not limitation, being given reasonably advance notice for conduct of investigations in response to Environmental Claims and participating in site conferences with site contact.  Any plans for Remedial Action (“Remedial Action Plans”), Phase I and Phase II studies, will be subject to the approval of the Non-Managing Party, which approval shall not be unreasonably withheld or delayed.

(d)         Dispute Resolution with Respect to Disputes Arising Under Section 12.5(b)(iii).  Within ten business days of the applicable dispute, the Seller and Purchaser will use commercially reasonable efforts to identify an environmental consultant, who will be jointly accepted by Seller and Purchaser, to resolve any disputes arising under Section 12.5(b)(iii) (the “Dispute Resolution Consultant”).  In the event the Dispute Resolution Consultant leaves the employ of the firm he/she is listed with at the time of this Agreement or decides to terminate services as the Dispute Resolution Consultant, or in the event the parties desire to change the Dispute Resolution Consultant, Seller and Purchaser, upon mutual written consent shall change the Dispute Resolution Consultant.  Unless otherwise agreed to by the parties in writing, the replacement Dispute Resolution Consultant shall not have worked for the Seller or Purchaser in the preceding twenty-four month period.

In the event a dispute arises as to the actions to be taken in response to an Environmental Claim pursuant to Section 12.5(b)(iii) (a “Response Action Dispute”), either Party may give notice to the other Party in writing of its intention to resort to the Dispute Resolution Consultant.  (In the event a dispute arises as to the interpretation of the provisions of these sections, the dispute shall be handled in accordance with the dispute resolution provisions governing the remainder of this Agreement).  The Parties shall jointly communicate the nature of the Response Action Dispute to the Dispute Resolution Consultant by telephone, and the Response Action Dispute will be resolved as expeditiously as possible by the Dispute Resolution Consultant or its designee.  The Dispute Resolution Consultant may, at its discretion, request a written description of the Response Action Dispute, in which case the Party bringing the Response Action Dispute will have five days to submit a written description of the Response Action Dispute and the opposing Party will have five days to submit a written response, unless the Parties agree to a modified schedule.

The Parties agree to be bound by the decision of the Dispute Resolution Consultant.  The Dispute Resolution Consultant shall issue to the Parties a written “Dispute Resolution Letter” identifying each of the disputed issues and stating his/her decision or determination.  The parties shall have five days to present comments in response to the Dispute Resolution Letter.  The Dispute Resolution Consultant may, at its discretion, accept or reject those comments and revise the Dispute Resolution Letter accordingly.  Costs and expenses of the Dispute Resolution Consultant shall be divided equally between Seller and Purchaser.

(e)          Seller shall have no liability under this ARTICLE XII for any Purchaser Indemnity Claim to the extent arising out of or in connection with any action (whether the taking of soil or groundwater samples or otherwise) prohibited by Section 9.3, whether by Purchaser or any other person, including any subsequent owner or operator of any part of the Automotive Business, any asset or former asset of the Automotive Business, New LLC, any of the Subsidiaries or any of such Subsidiaries’ respective subsidiaries.

(f)            Except as set forth in Section 12.5(a) and 12.5(b), Purchaser’s indemnification obligations under Section 12.2 shall not be limited.

(g)         The amount for which indemnification may be sought for any Purchaser Indemnity Claim or Seller Indemnity Claim shall be net of any amounts recovered or recoverable by the Indemnified Party or an affiliate of the Indemnified Party under applicable insurance policies or otherwise, taking into account any costs of collection for or increased costs under applicable insurance policies resulting from such recovery by the Indemnified Party.

(h)         No claims for Indemnification shall include damages not proximately caused by the breach, or any punitive, special or exemplary damages or any claim for a multiplier effect or any capitalization of out of pocket expenses or lost profits.  For the avoidance of doubt, damages paid to a third party in connection with an Indemnification claim or in connection with a breach, warranty or covenant shall be considered direct damages hereunder, even if such damages include punitive, special or exemplary damages.  No Indemnified Party shall be indemnified under this ARTICLE XII for any matter to the extent that such Indemnified Party has been compensated for such matter pursuant to the Purchase Price adjustment contained in Section 3.1.

(i)             The limitations on indemnification contained in Section 12.5 (a) shall not apply to breaches of representations contained in Section 5.2, Section 5.12 or Section 7.2.  Notwithstanding anything to the contrary contained herein, no indemnification shall be due to the Purchaser Group hereunder as a result of any breach of the representations contained in Section 5.12 to the extent that any Liability resulting from such breach is included in accruals in the Closing Working Capital.

(j)             The Parties agree that, except as provided by Sections 8.3(d) and 9.2, following the Closing, the indemnification and other provisions set forth in this ARTICLE XII will be the sole and exclusive remedy of Purchaser against Seller, on the one hand, and of Seller against Purchaser, on the other hand, arising out of this Agreement.  Notwithstanding the foregoing, nothing herein will eliminate the availability to the Parties of any equitable remedies with respect to any dispute that may arise under this Agreement or limit any claim based upon fraud.

(k)          The computation of the amount for which indemnification may be sought under this ARTICLE XII or under Section 9.2 shall take into account any Tax Benefit and any Tax Cost that results from the event giving rise to the indemnity claim or the receipt or accrual of any indemnity payment under this ARTICLE XII or under Section 9.2.  For purposes of this Section 12.5(k), (A) “Tax Benefit” means, with respect to any claim that results in an indemnity payment under this ARTICLE XII or under Section 9.2, any item of deduction, loss or credit available to the person making such claim or any affiliate of such person that results from the event giving rise to such claim, but only to the extent such item results in a reduction in the Tax liability of the relevant person or any of its affiliates in the then current taxable period or in any Tax Return with respect thereto (including through a carryback to a prior taxable period to the extent such carryback results in a refund that such person or affiliate is entitled to retain under the terms of this Agreement) or in any taxable period prior to the date of the indemnity claim; and (B) “Tax Cost” means, with respect to any claim that results in any indemnity payment under this ARTICLE XII or Section 9.2, any item of income or gain that results from the receipt or accrual of such indemnity payment, but only to the extent such item results in a current increase in the Tax liability of such person.  Whether such a reduction or increase in Tax liability results from any such item of deduction, loss, credit, income or gain shall be determined by first computing such person’s Tax liability without taking into account such items and second computing such person’s Tax liability taking into account such items, with a decrease in Tax liability resulting if the first amount is greater than the second and an increase in Tax liability resulting if the second amount is greater than the first.

ARTICLE XIII

MISCELLANEOUS

13.1                           Notices.

All notices, consents, requests, reports, demands or other communications hereunder (collectively, “Notices”) shall be in writing and may be given personally, by registered mail, fax or by Federal Express (or other reputable overnight delivery service):

If to Seller:

GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California  95670

Attention:  Chief Financial Officer
Telecopy:  (916) 351-8665

With copies to:

GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California  95670
Attention:  Deputy General Counsel
Telecopy:  (916) 351-8665

and

Shaw Pittman LLP
2300 N Street, N.W.
Washington, District of Columbia 20037
Attention:  Thomas H. McCormick, Esq.
Telecopy:  (202) 663-8007

If to Purchaser:

c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171
Attention:  Abigail May
Telecopy:

With a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention:  Stuart D. Freedman
Telecopy:  (212) 593-5955

or to such other address or such other person as the addressee Party shall have last designated by written notice to the other Party.  All Notices shall be deemed to have been given (i) when delivered personally, (ii) three business days after being sent by registered mail, (iii) upon transmission by fax and receipt of confirmation of such transmission by the sender’s fax machine, or (iv) one business day after being sent by Federal Express (or other reputable overnight delivery service).

13.2                           GOVERNING LAW.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

13.3                           Jurisdiction.

Each Party hereby irrevocably waives any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any state or federal court of competent jurisdiction in the State of New York, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. No suit, action or proceeding against a Party with respect to this Agreement may be brought in any court, domestic or foreign, or before any similar domestic or foreign authority other than in a court of competent jurisdiction in the State of New York, and each party hereto hereby irrevocably waives any right which it may otherwise have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority.

13.4                           WAIVER OF JURY TRIAL.

EACH PARTY TO THIS AGREEMENT WAIVES ITS RESPECTIVE RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN ANY OF THE PARTIES HERETO RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENT OR AGREEMENT RELATING TO THE TRANSACTION.

13.5                           Expenses of the Parties.

Except as specifically provided herein, all expenses incurred by or on behalf of the Parties hereto, including, without limitation, all fees and expenses of agents, representatives, counsel and accountants employed by the Parties hereto in connection with the preparation of this Agreement and the consummation of the Transaction, shall be borne solely by the Party or Parties who shall have incurred such expenses, and the other Party or Parties shall have no liability in respect thereof.  Purchaser shall reimburse Seller for any costs incurred by Seller in connection with obtaining the assignment or transfer of any Contracts related to IT Systems.

13.6                           Section Headings.

The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

13.7                           Amendments and Assignment.

(a)          This Agreement, including, without limitation, the Schedules, the attachments or any other document or certificate delivered pursuant hereto, may be amended, modified, superseded or canceled and any of the terms, provisions and conditions hereof may be waived only by a written instrument executed by all of the Parties hereto.  Notice or knowledge of any matter shall not constitute a waiver of any representation or warranty with respect to such matter.  The waiver by any Party of any breach of any provision shall not be construed as a waiver of any other provision by such Party.  Each Party shall have the right to waive fulfillment of a condition or covenant or compliance with a representation or warranty of which it is the beneficiary.   This Agreement and the rights and obligations hereunder may not be assigned by any Party without the written consent of the other Parties hereto except that Purchaser may assign its rights under this Agreement (i) to its financing sources, if any, (ii) to its Designated Affiliates and (iii) to any future buyer of the Automotive Business, provided that the right of assignment contained in this clause (iii) may be exercised only to make an assignment to a single Person in any one transaction.

(b)         Purchaser may hereafter designate by written notice to Seller one or more of its subsidiaries or affiliates to acquire and assume specified Acquired Assets, Assumed Liabilities and/or the Equity Interests of Purchased Companies.  Any such subsidiary or affiliate so designated shall be deemed a Designated Affiliate hereunder.  No such designation shall relieve Purchaser of any of its obligations hereunder or under any other Transaction Document to the extent that such obligations are required to be performed prior to the Closing.

13.8                           Entire Agreement; Beneficiaries.

This Agreement, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties hereto and supersede all prior agreements, understandings and arrangements, oral or written, between the Parties hereto with respect to the subject matter hereof.  This Agreement inures to the benefit of and shall be binding on each of the Parties hereto or any of them, their respective representatives and successors and the indemnitees described in Sections 12.1 and 12.2.

13.9                           Currency.

All monetary amounts stated in this Agreement are in United States dollars unless otherwise noted.

13.10                     Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed, for the purposes of this Agreement, original signatures.

13.11                     Severability.

In the event any provision of this Agreement is deemed to be unenforceable, the remainder of this Agreement shall not be affected thereby and each provision hereof shall be valid and enforced to the fullest extent permitted by law.

13.12                     Exclusivity.

During the Standstill Period, Seller agrees that it will not (and will cause its directors, officers, agents, representatives, affiliates and any other person acting on its behalf not to), directly or indirectly, (i) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into, any transaction that has as a purpose a business combination or merger, an issuance or sale of a substantial portion of debt or equity of Automotive Business or a sale of a substantial portion of the assets of Automotive Business, a financing transaction of any type, or any other transaction comparable to or similar to the Transaction (any of the foregoing, a “Competing Transaction”), (ii) provide information to any other person regarding the Automotive Business (except in the ordinary course of business), or (iii) conduct any discussions or negotiations, or enter into any agreement, arrangement or understanding, regarding a Competing Transaction.  Seller will promptly notify Purchaser if it receives any such offer, inquiry or proposal and the details thereof.

13.13                     Schedules.

The Parties acknowledge and agree that (i) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Purchaser and (ii) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

13.14                     Seller Acknowledgement

Seller acknowledges that the financing from Cerberus Capital Management, L.P. referred to in Section 7.5 may be made primarily in the form of secured debt.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

GenCorp Inc.

By:	/s/ MARK A. WHITNEY
Name:	Mark A.Whitney
Title:	Vice President, Law; Deputy General Counsel and Assistant Secretary

GDX Holdings LLC

By:	/s/ LENARD TESSLER
Name:	Lenard Tessler
Title:	Managing Director and Authorized Signatory

Exhibit A-I

List of Purchased Companies

I.              GENCORP

Purchased Companies:

(a)

GDX Automotive Inc.

(b)

Penn International Inc.

(c)

GenCorp Canada Inc.

(d)

GDX-Fuyao (Changchun) Glass Systems Co., Ltd., provided that Seller may move this entity to Exhibit A-II after execution of this Agreement

II.            GDX AUTOMOTIVE SAS, provided that Seller may move the following entities to Exhibit A-II after execution of this agreement as long as it simultaneously lists GDX Automotive SAS on the GenCorp list of Purchased Companies above

Purchased Companies:

(a)

Slic Gruchet SA

(b)

Slic Corvol SAS

III.           GDX AUTOMOTIVE B.V.

Purchased Companies:

(a)

GDX Automotive Iberica SL

Exhibit A-II

Subsidiaries of Purchased Companies

(a)

GDX Automotive Beteiligungs-GmbH

(b)

GDX Automotive Grefrath GmbH & Co. KG

(c)

GDX Automotive International GmbH

(d)

GDX Automotive MTech GmbH

(e)

GDX Automotive Rehburg GmbH & Co. KG

(f)

GDX Automotive Technical Center GmbH

(g)

GDX Automotive Technical Center GmbH & Co. KG

(h)

GDX Automotive Grefrath Verwaltungs GmbH

(i)

GenCorp GmbH

(j)

Henniges Elastomer Ireland GmbH

(k)

GDX Automotive Rehburg Verwaltungs GmbH

(l)

GDX Automotive s.r.o.

(m)

Beijing Wanyuan GDX Automotive Sealing Products Company

Limited

(n)

GenCorp Beteiligungs GmbH

(o)

Henniges Elastomer-und Kunstofftechnic Verwaltungs GmbH

Exhibit B

Subsidiary Members of Seller Group

(a)

GenCorp Overseas, Inc.

(b)

GenCorp Property Inc.

(c)

GDX LLC

List of Exhibits to
Stock and Asset Purchase Agreement

Exhibit A-I	List of Purchased Companies

Exhibit A-II	Subsidiaries of Purchased Companies

Exhibit B	Subsidiary Members of Seller Group

Exhibit C	Seller’s Knowledge

List of Schedules to
Stock and Asset Purchase Agreement

Schedule 1.1	Excluded Activities
Schedule 1.2	Material Adverse Effect
Schedule 2.2(v)	Excluded Personal Property
Schedule 2.3(iv)	Excluded Automotive Intellectual Property
Schedule 2.3(vi)	Excluded Subsidiaries
Schedule 2.3(ix)	Excluded Assets
Schedule 2.4(viii)	Additional Assumed Liabilities
Schedule 4.2(a)(iii)	Human Resources Information Systems
Schedule 4.2(a)(iv)	Patents and Trademarks to be Subject to License Agreement
Schedule 5.2	Authority
Schedule 5.3	Seller Consents and Approvals; No Violation
Schedule 5.4(a)	Authorized Equity Interests of Acquired Subsidiaries
Schedule 5.4(b)	Equity Interests - Exceptions to Title
Schedule 5.5	Exceptions to Title of Assets
Schedule 5.6(a)	Leased Properties
Schedule 5.6(b)	Exceptions to Non-Assignment and Sublease of Leased Properties
Schedule 5.7(i)	Owned Real Property
Schedule 5.7(ii)	Owned Real Property (by an Acquired Subsidiary)
Schedule 5.8	Inventory Valuation Methodology

Schedule 5.9

Exceptions to Sufficiency of Assets

Schedule 5.10(a)	Automotive Contracts
Schedule 5.10(b)	Exceptions to Material Contracts
Schedule 5.11(a)	Patents; Material Licensed IP; Material IP Contracts; Exceptions to Intellectual Property
Schedule 5.11(a)(i)	Patents owned by GenCorp Property Inc. and GenCorp Inc.
Schedule 5.11(a)(ii)	Patents licensed to GenCorp Property Inc.
Schedule 5.11(a)(iii)	Patents, Trademarks and IP licensed by GenCorp Property Inc.
Schedule 5.11(b)	Exceptions to None of the IP owned by a Seller Affiliate
Schedule 5.11(c)	No Pending Suits of Infringement by the Automotive Business
Schedule 5.11(d)	No Suits Regarding Owned Intellectual Property
Schedule 5.11(g)	Ownership or Rights by Seller Affiliates other than Seller Party to IT Systems
Schedule 5.12	Taxes
Schedule 5.12(a)	Description of Taxes
Schedule 5.12(b)	Tax Exception
Schedule 5.12(e)(i)	Change in Accounting Methods regarding Taxes
Schedule 5.12(e)(ii)	Tax Exempt Use Property
Schedule 5.13(a)	Collective Bargaining Units; No Material Unfair Labor Practice
Schedule 5.13(c)	No Pending Grievances
Schedule 5.13(d)	No Pending Discrimination Charges
Schedule 5.13(g)	No Obligations to Extend Terms of Redundancy Plan
Schedule 5.14	Compliance with Laws
Schedule 5.15	Litigation — Orders
Schedule 5.16	No Product Recall
Schedule 5.17	Environmental
Schedule 5.18	Insurance
Schedule 5.19(a)	Top 10 Customers and Suppliers
Schedule 5.19(b)	Termination of Business — Top 10 Customers and Suppliers
Schedule 5.20(a)	Balance Sheets
Schedule 5.20(b)	Results of Operations, Retained Earnings and Cash Flows
Schedule 5.20(c)	No Undisclosed Liabilities
Schedule 5.21	Inter-Company Contracts
Schedule 5.22	Absence of Changes

Schedule 5.24(a)	List of Employee Benefits
Schedule 5.24(c)	Non-Compliance of Non-U.S. Plans
Schedule 5.24(g)	Actions by Seller Prohibiting Termination of Employee Plans
Schedule 5.24(j)	Welfare Benefits to Retained and Terminated Employees
Schedule 5.24(l)	No Acceleration of Benefits
Schedule 5.26	Material Permits
Schedule 5.28	Tooling Expenditure
Schedule 6.2(g)	List of Collective Bargaining Agreements to be Assumed
Schedule 7.3	No Consents for Purchaser
Schedule 7.5	Adequate Resources
Schedule 8.2	Conduct of Business
Schedule 8.2(x)	Intercompany Debt Plan
Schedule 8.2(xii)	Capital Expenditure Plans
Schedule 8.5	Insurance Policies
Schedule 8.6	Non-Competition Exceptions
Schedule 8.8(b)	Information to be Provided to Purchaser
Schedule 8.13	Grefrath Restructuring Plan
Schedule 8.15	Tooling Expenditure Budget
Schedule 8.17	Czech Republic Lease
Schedule 10.3(e)	Required Closing Consents
Schedule 10.3(f)	Phase I Facilities
Scheduled 12.5(b)	Seller Retained Environmental Liabilities
Scheduled 12.5(b)(iii)	Environmental Capital Expenditure Budget